                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                       FORM 10

                     General Form For Registration of Securities
                         Pursuant to Section 12(b) or (g) of
                         the Securities Exchange Act of 1934



                               CAPITAL DIMENSIONS, INC.
                (Exact name of registrant as specified in its charter)


                 Minnesota                             52-1139951
      -------------------------------              ------------------
      (State or other jurisdiction of              (I.R.S. Employer
     incorporation or organization)                Identification No.)

     Two Appletree Square, Suite 335
     Bloomington, Minnesota                             55425
     ----------------------------------------          --------
     (Address of principal executive offices)          Zip Code

    Registrant's telephone number, including area code: (612) 854-3007



    Securities to be registered pursuant to Section 12(b) of the Act:  None


        Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, no par value per share
                         ------------------------------------
                                   (Title of class)

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ITEM 1.   BUSINESS

GENERAL

          The Company is a specialty finance company that invests in minority-owned small businesses in a limited number of selected industries. The Company believes that this market is under served by traditional financing sources. The Company's investments are typically in the form of secured debt securities with fixed interest rates, accompanied by warrants to purchase equity interests for a nominal exercise price. The Company's objectives are to achieve both (i) a high level of interest income from secured debt securities, and (ii) long-term appreciation of its equity interests in the companies it finances.

          An important part of the Company's strategy for achieving its objectives is to focus its investments in selected industries where there are industry specific factors that limit the risk of the Company losing the principal amount invested in debt securities, and where there is growth potential in the value of the Company's equity interests. Based on this strategy, the Company has concentrated its investments in the radio broadcast industry, and to a lesser extent in the rural telephone industry and airport food and beverage service industry. Within these industries the Company seeks to invest in companies which it believes have significant potential for growth, adequate collateral coverage, experienced management teams, sophisticated outside equity investors and profitable operations. To date the Company has found that it has been constrained by lack of capital rather than lack of investment opportunities.

          The Company seeks to enhance its investment return by borrowing a portion of its investment capital at favorable rates from the U.S. Small Business Administration ("SBA"). The Company is eligible for SBA funding as a specialized small business investment company ("SSBIC") which is licensed by the SBA. Because the Company is an SSBIC, acquiring ownership or control of more than 10% of the Company's outstanding common stock requires prior SBA approval of the stockholder.

          The Company is based in Bloomington, Minnesota and invests throughout the United States. It is structured as a closed-end investment fund that is managed by a separate investment advisory firm, which is owned and operated by the Company's officers. The Company is a business development company ("BDC") for purposes of the Investment Company Act of 1940, as amended (the "1940 Act"). To date, the Company has been taxed as a business corporation under Subchapter C of the tax code. Effective for its fiscal year commencing July 1, 1997, the Company plans to seek to qualify for "pass through" tax treatment as a regulated investment company ("RIC") under Subchapter M of the tax code.

          The Company plans to raise $20 million of additional capital through a private placement of its common stock during the fiscal quarter ending September 30, 1997. If completed, the proceeds of the offering will be used to pay a dividend, which is currently estimated to be approximately $3.0 to $5.0 million, to current stockholders in order to meet one of the requirements for Subchapter M

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tax treatment.  The remaining net proceeds will be used for making investments in current and new portfolio companies.

          The Company is the successor to an SSBIC which was organized in 1978 by Control Data Corporation. Under Control Data's ownership, the Company principally made equity investments and did so in a wide variety of industries. Following the Company's acquisition in 1987 by current senior management and private investors, its strategy evolved over time to the current strategy of making secured debt investments with equity participations and focusing on a few selected industries.

          The Company's office is located at Two Appletree Square, Suite 335, Bloomington, Minnesota 55425 and its telephone number is (612) 854-3007.

OPERATING STRATEGY

          FOCUS ON SELECTED INDUSTRIES. The Company's strategy has evolved since the early 1990s to focus on a limited number of industries where Company management can develop specific industry knowledge and where industry conditions provide: (i) collateral of a type that allows the Company the opportunity to recover its investment if the portfolio company fails; (ii) growth potential for significant appreciation of the Company's equity interests; (iii) a perceived shortage of investment capital on the general terms offered by the Company; (iv) barriers to entry, such as licenses or franchises, that limit competition; (v) active and sophisticated equity investors who will refer pre-screened investment opportunities; and (vi) other sources of complementary financing (equity capital, senior term debt, lines of credit, etc.). It is unlikely that all of these factors will be present in any industry in which the Company invests, and the Company may invest in industries where only a few of these factors are present.

          A substantial part of the Company's investments since the early 1990s have been in the radio broadcast industry, which comprised 70.1% of the Company's investment portfolio as of March 31, 1997. The Company has also invested in the rural telephone industry and the airport food and beverage service industry, which comprised 14.9% and 8.8%, respectively, of the Company's investment portfolio as of that date. The Company intends to continue investing in these three industries, and to identify and develop new investment opportunities in other selected industries where most of the industry criteria referred to above are satisfied. To develop new investment opportunities, the Company intends to expand its referral network of venture capitalists, minority entrepreneurs, investment bankers, attorneys, accountants, commercial bankers and business brokers.

          INVESTMENT STRUCTURE. The Company's goal is to obtain on average roughly half of its investment return from interest and fees and the other half from equity appreciation. The Company typically structures its investments as the purchase at face value of a debt security which is accompanied by a warrant to acquire a portion of the portfolio company's capital stock at a nominal exercise price. A typical investment by the Company has been in the range of $500,000 to $3 million per portfolio company, though the Company may make both smaller and larger investments.

                                          3

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If the Company is able in the future to increase its capital for investment, it is likely that the average investment size will increase.

          The promissory notes which the Company purchases typically have a five to seven year maturity, a fixed interest rate of approximately 12 to 14%, and generally require payment monthly of interest only, with all principal due at maturity. These notes are typically collateralized by a security interest in the assets of the portfolio company, and the indebtedness and security interest may be either senior or subordinated to indebtedness owed to other creditors. A personal guaranty by the major stockholder(s) of the portfolio company or other collateral may also be required. Generally there are no prepayment penalties and the notes may provide that, in the event of a default, the applicable interest rate will increase. The Company typically charges an origination and processing fee of up to 3% of the amount of the note, which is paid by the portfolio company from the proceeds invested by the Company.

          SBA LEVERAGE TO ENHANCE INVESTMENT RETURN. Part of the Company's strategy is to enhance the return on its investments by employing leverage in the form of debt capital that has been obtained at favorable interest rates from the SBA or in reliance on an SBA guaranty. As of March 31, 1997, the Company had outstanding a total of $9.3 million in debt instruments held or guaranteed by the SBA, consisting of (i) a promissory note with a principal balance of $1.8 million which bears interest at 8.375% and matures on April 1, 2000, and (ii) two debentures with an aggregate principal balance of $7.5 million which each bear interest at 7.08% and mature in 2006. Subsequent to March 31, 1997, the Company has applied to the SBA for an additional $3.0 million of debt financing, and the Company plans to apply for additional SBA financing in the future. There is no assurance that this or any future SBA financing will be available. Availability depends on annual Congressional appropriations, the general discretion of the SBA, the Company's ability to demonstrate its need for the financing, the demand for such financing from SSBICs and small business investment companies ("SBICs") and the Company's overall compliance with SBA regulations.

DESIRED CHARACTERISTICS OF PORTFOLIO COMPANIES

          The Company's goal is to invest in companies in its selected industries which meet most of the following criteria, although all the criteria may not be met in every instance and their importance may vary depending on the circumstances.

          * GROWTH. In addition to generating sufficient cash flow to service the prospective investment, the potential portfolio company typically should have a projected annual growth rate for operating income (income before interest, taxes, depreciation and amortization) of at least 20%, or some other factor (such as the prospect of upgrading a radio station license) to increase its equity value. Since the Company's strategy anticipates that approximately half of the Company's total investment return will derive from the equity portion of the investment, anticipated growth is a key factor in the Company's assessment of an investment opportunity.

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          *    LIQUIDATION VALUE OF ASSETS.  The expected liquidation value of assets securing the debt to the Company is an important component in the Company's investment decision. Liquidation value includes both tangible assets, such as accounts receivable, inventory, property, plant and equipment, and intangible assets, such as customer lists, networks, databases, government licenses and recurring revenue streams.

          * SOPHISTICATED EQUITY INVESTORS. A potential portfolio company should have sophisticated equity investors whose equity position is subordinate to the Company's right of repayment. These equity investors enhance the due diligence process and the financial sophistication of the portfolio company and provide increased controls and a potential source of follow-on capital. The involvement of sophisticated equity investors tends to increase the Company's confidence in a potential portfolio company and its management team and the potential long-term value of the portfolio company.

          * EXPERIENCED MANAGEMENT TEAMS. The Company seeks potential portfolio companies with experienced management teams who have a significant ownership interest and the background necessary to carry out the portfolio company's business plan.

          * POSITIVE CASH FLOW. The Company generally focuses on potential portfolio companies that either already have positive cash flow from operations (income before interest, taxes, depreciation and amortization) or appear to have strong potential to achieve positive cash flow from operations within one year. The Company typically will not invest in start-up companies, except where the expected liquidation value of the assets is sufficient to provide security for the Company's debt investment and there are prospects for rapid growth.

          * EXIT STRATEGY. Prior to making an investment, the Company analyzes the capacity of the potential portfolio company to repay the Company's debt investment and to experience a liquidity event that would allow the Company to realize value for its equity position. Liquidity events include a public offering, a sale of the portfolio company or one or more of its key assets, or a purchase by the portfolio company or other equity holders of the Company's equity position. The Company's investments are made with the expectation that the debt investment will be repaid within five to seven years and the equity portion of the investment will be liquidated for cash within five to ten years.

THE COMPANY'S INVESTMENT PORTFOLIO

          The Company's investment portfolio, as of March 31, 1997, consisted of the following 18 portfolio companies:

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
                                                                                        ESTIMATED FAIR
                                                  INVESTMENT TYPE;                       VALUE AS OF
        PORTFOLIO COMPANY                    DATE OF INITIAL INVESTMENT         COST    MARCH 31, 1997
        -----------------                    --------------------------         ----    --------------
RADIO BROADCASTING:

Citywide Communications, Inc.                Secured Subordinated Debt    $   720,001    $   720,001
650 Wooddale Boulevard                       with Warrants; 12/13/96
Baton Rouge, LA  70806

Davis Broadcasting, Inc. (1)                 Secured Senior Debt with         575,050      1,016,469
1115 Fourteenth Street                       Warrants; 6/29/92
Columbus, GA  31902

Davis Broadcasting of Charlotte, Inc.(1)     Secured Senior Debt with       1,187,022      1,187,022
2303 West Morehead Street                    Warrants; 8/18/95
Charlotte, NC  28208

Eclectic Enterprises, Inc.                   Secured Senior Debt with         757,918        757,918
111 Marquette Avenue, Suite 100              Warrants; 7/18/95
Minneapolis, MN  55401

Progressive Media Group, Inc.                Secured Senior Debt with       1,775,997      1,775,997
298 Commerce Circle                          Warrants; 2/10/94
Sacramento, CA  95815

Radio One, Inc. (2)                          Unsecured Senior Debt with     3,653,773      5,522,773
4001 Nebraska Avenue NW                      Warrants; 11/2/87
Washington, DC  20016

Seque Communications Corporation             Secured Senior Debt with       1,969,740      1,969,740
32215 124th Street                           Warrants; 6/15/92
Princeton, MN  55371-3327

Z-Spanish Radio Network, Inc.                Secured Subordinated Debt      3,200,458      3,200,458
4058 Flying C Road                           with Warrants; 9/5/96
Cameron Park, CA  95682                                                  ------------   ------------

  TOTAL RADIO BROADCASTING.....                                            13,839,959     16,150,378

RURAL TELEPHONE AND OTHER
COMMUNICATIONS:

First American Communications                Secured Senior Debt with       2,261,698      2,661,698
Enterprise (1)                               Warrants; 10/24/95
2403 North Washington Avenue
Durant, OK  74701

KTEN Television Limited Partnership          Secured Subordinated Debt        481,010        776,463
101 E. Main, Suite 300                       with limited partnership
Box 1450                                     ("LP") Interest; 9/2/94
Denison, TX  75021                                                       ------------   ------------

  TOTAL RURAL TELEPHONE AND
  OTHER COMMUNICATIONS.......                                               2,742,708      3,438,161


                                                                      6

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AIRPORT FOOD AND BEVERAGE SERVICE:
F. Howell, Ltd. (1)                          Secured Senior Debt with         330,032        330,032
6805 Landover Hills Lane                     LP Interest; 10/01/96
Arlington, TX  76017

MultiRestaurants Concepts, Ltd. (1)          Secured Subordinated Debt      1,694,409      1,694,409
8008 Cedar Springs Road                      with LP Interest; 12/22/94
LB 19, Terminal Bldg.
Dallas, TX  75235                                                        ------------   ------------

  TOTAL FOR AIRPORT FOOD AND
  BEVERAGE SERVICE ............                                             2,024,441      2,024,441

OTHER INDUSTRIES:

Applied Intelligent Systems, Inc. (3)        Common Stock; 7/24/87              7,492          7,492
110 Parkland Plaza
Ann Arbor, MI  48103-6201
(Computer vision systems)

Cardinal Health Systems, Inc. (3)            Secured Senior Debt with         741,447        445,738
4600 West 77th Street, Suite 150             Warrants and Common
Edina, MN  55435-4923                        Stock; 10/01/85
(PC based education for MDs)

Micromedics, Inc. (3)                        Common Stock; 11/17/82            58,828        273,295
1285 Corporate Center Drive
Suite 150
Eagan, MN  55121-1256
(Micro Surgical Med. Equip.)

Quality Travel Services, Inc.                Secured Senior Debt;              63,033         63,033
8891 Airport Road                            2/02/96
Minneapolis, MN  55449
(Travel products)

RioStar II Corporation                       Secured Subordinated Debt;       433,097        433,097
2800 Routh Street, Suite 210                 12/31/93
Dallas, TX  75201
(Restaurants)

Transportation Development LP                Secured Senior Debt with         853,000        187,500
7000 57th Avenue North, Suite 123            LP Interest; 6/13/89
Crystal, MN  55428
(Taxi)                                                                   ------------   ------------

  TOTAL FOR OTHER INDUSTRIES....                                            2,156,897      1,410,155

GRAND TOTAL....................                                           $20,764,005    $23,023,135
                                                                         ------------   ------------
                                                                         ------------   ------------

 ________________________________
(1) Portfolio companies where a Company officer is a member of the Board of Directors.
(2) On May 19, 1997 Radio One, Inc. raised $75 million in a public debt offering and the Company converted its debt investment to preferred stock carrying a 15% cumulative dividend.

(3) Portfolio companies for which the Company's investment was made before 1987 by prior management.

FOCUS ON SELECTED INDUSTRIES

    RADIO BROADCAST. The Company's portfolio currently is concentrated in the radio broadcast industry, where as of March 31, 1997 the Company held investments in eight companies that operate 48 radio stations in 20 geographic markets. These companies comprised 70.1% of the estimated fair value of the Company's portfolio as of March 31, 1997. The radio stations operated by these companies include both AM and FM stations, large and small size listener markets, and a wide variety of programming formats. The Company believes the radio broadcast industry has an attractive investment profile because: (i) there are multiple sources of equity financing for radio stations that develop and pre-qualify potential investments; (ii) commercial radio licenses and broadcast equipment have realizable value as collateral, even if the radio station is off the air or otherwise not a going concern; (iii) the acquisition market for radio stations is relatively well developed, with established brokers and potential buyers; (iv) there are recognized valuation methods that apply on a nationwide basis and a number of qualified companies that provide appraisals of radio station properties; and (v) in management's experience, there has been a shortage of investors who will provide $1 to $5 million of debt financing, which includes the range of debt investments sought by the Company.

    Recent liberalization of the laws governing ownership of multiple radio stations has resulted in substantial consolidation of the radio station market. This consolidation, together with record industry revenues, has driven values for radio stations to historic highs. While this has substantially increased the value of the Company's radio station equity investments, it has also made it more difficult for the Company to find new investment opportunities on attractive terms.

    RURAL TELEPHONE. As of March 31, 1997, the Company had invested in a business which owned one rural telephone company. Subsequent to March 31, 1997 the Company made an additional investment in this business in connection with its acquisition of two additional rural telephone companies. The Company considers the rural telephone industry to be attractive, and plans to seek additional investments in this area. Rural telephone companies enjoy limited competition, barriers to entry by potential competitors, a "franchise value," and the potential to increase profitability through the growth of related businesses, such as cellular telephone and cable services.

    AIRPORT FOOD AND BEVERAGE SERVICE. The Company has invested in two companies that operate 22 food and beverage outlets (with an additional three under construction ) and three retail outlets (with an additional two under construction) in the Dallas/Ft. Worth, Dallas Love Field and Corpus Christi airports. The Company considers this industry attractive, and is actively seeking additional investment opportunities in the industry, because typically:
(i) there is limited and controlled competition within an airport; (ii) in the event of a liquidation, the right to the premises in the airport has a value beyond that normally associated with food service businesses; (iii) airports are actively recruiting minority-owned vendors; (iv) the businesses in which the Company invests


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are often franchisees of well-known and proven food service systems (e.g. Burger
King, Chili's, Pizza Hut and Taco Bell) that have national support organizations; and (v) airports generally study sales patterns before choosing a food service concept for a particular space, thus increasing the likelihood of success.

    OTHER INDUSTRIES. The Company intends to identify other industries for potential investments to the extent management deems it appropriate in order to maintain a large number of investment opportunities relative to the Company's investment capital. To date, the Company has been limited in its efforts to undertake new investments due to lack of investment capital, rather than a lack of investment opportunities.

VALUATION OF INVESTMENTS

    The Company's Board of Directors values the debt and equity securities in the Company's portfolio at least semi-annually based on a variety of relevant factors specified by the SBA. The Company adjusts its valuation of an investment quarterly for material changes. Debt securities are generally valued at the amount of the outstanding principal, unless management believes that the prospect of collection is impaired. Equity securities are valued on the basis of quotations in public or private markets (where available), appraisals, the financial strength and profitability of the portfolio company, the level of confidence in management and the business prospects of the portfolio company.
As an SSBIC, the Company is required by applicable SBA regulations to submit such valuations to the SBA semi-annually. For further discussion of the Company's valuation policies, see Note 1 to the Company's Financial Statements.

REALIZATION ON INVESTMENTS

    The Company's investments in portfolio companies are made with the expectation that the debt investment will be repaid within five to seven years and that the equity portion of the investment will be liquidated for cash in five to ten years. Typically, the Company realizes its return and exits its investment in a portfolio company when the business is sold or refinanced by others, the securities held by the Company are redeemed, the business is liquidated or the portfolio company conducts a public offering.

DELINQUENCIES AND NON-ACCRUALS ON INVESTMENTS

    From time to time, some of the Company's portfolio companies are delinquent in their payment obligations to the Company. When such delinquencies occur, the Company analyzes the reason it occurred, whether it can be cured, its likely effect on both the portfolio company and the Company's investment, and the value of any collateral securing the investment. From this assessment the Company determines whether it will seek to waive, amend or restructure the terms of the investment, attempt to cause a sale or liquidation of the portfolio company, or take legal action. A waiver, amendment or restructure of the delinquent obligation is often conditioned on the portfolio company agreeing to actions such as increasing the size or improving the terms of the

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Company's equity interest, obtaining additional equity from other sources, making management changes or selling assets.

    A payment delinquency also causes management to reassess the valuation and future accounting treatment for the Company's investment in the portfolio company. If management believes that the value of the collateral securing the debt investment (or other circumstances, such as a third party guaranty) makes it likely that both principal and interest will be recovered, then the Company will continue to accrue interest on the debt security as it comes due, even though the interest is not actually paid at that time. However, if management believes that interest owed on the debt instrument will not be collected, then the debt investment is placed on non-accrual status, and any further interest income is recognized only when cash is received. If management believes that the prospect of recovering the principal of a debt investment is impaired, then it records unrealized depreciation to reflect the estimated fair value and thereafter payments of interest are treated as reductions in the principal amount of the indebtedness.

    As of March 31, 1997, two portfolio companies were materially delinquent in making principal and interest payments owed to the Company. The Company carries these investments at a fair value of approximately $2.2 million. In one of these cases, the Company has continued to accrue interest on its investment (a total of $576,000 of such interest accruals as of March 31, 1997) because, based on the value of the collateral securing the investment, the Company believes that it is probable that both principal and interest will be recovered, though there is no assurance of this. The Company has brought suit against this portfolio company and certain of its principals, as described in Item 8 below, to foreclose on the Company's security interest. In the other material delinquency case, the Company ceased accruals of interest in October 1996, and the portfolio company has agreed to sell real estate it owns to repay its indebtedness to the Company. The Company has not recorded any unrealized depreciation because management believes that the carrying value on this investment will be recovered.

    In addition to the investment on non-accrual status referred to immediately above, the Company has three other debt investments which have been restructured and on which the Company was not accruing interest as of March 31, 1997. Each of these three portfolio companies is in a work-out process, and under the restructured terms the Company has agreed with each of them that payments are due to the Company only when and as funds are received by the portfolio company. One of these investments (approximately $430,000) is about to be liquidated with full recovery of principal and all contractual interest, which will result in recognition of approximately $44,000 of interest income. For the second restructured investment (having a fair value of approximately $1.9 million), management expects to recover all principal and may recover some or all contractual interest. The third restructured investment has been depreciated to a fair value of approximately $187,500 as of March 31, 1997.

    The Company has experienced numerous defaults by portfolio companies that do not involve delinquent payments, and the Company expects such non-monetary defaults to occur from time to time in the future. Many of these defaults are not material. As in the case with payment delinquencies, the Company attempts to assess promptly the reason the default occurred, whether it can be cured, and its likely affect on both the portfolio company and the Company's investment. The Company then determines what action is appropriate.

TEMPORARY INVESTMENTS

    Pending investment in the types of securities described above, the Company typically invests its funds principally in repurchase agreements with federally insured financial institutions that are collateralized by securities issued or guaranteed by the federal government. The Company may also temporarily invest in securities issued or guaranteed by the federal government or a federal government agency that mature in 15 months or less, or deposits in or certificates of deposit issued by federally insured financial institutions having a net worth of $50 million or more which mature in one year or less.

SBA REGULATION

    As an SSBIC, the Company is subject to SBA regulations which cover many aspects of its operations and ownership. These regulations generally apply equally to both SSBICs and SBICs. The SBA's regulations include, without limitation, the following requirements:

    (i) The businesses in which the Company invests must at the time of investment meet the SBA definition of "small" by having a net worth of $18 million or less or an average annual net income of $6 million or less, or by meeting certain other industry-based criteria.

    (ii) The businesses in which the Company invests must be at least 50% owned by persons who are either socially or economically disadvantaged, as defined by SBA regulations. These regulations define such a disadvantage to exist on the basis of either (i) membership in one or more specified minority groups (which includes Blacks, American Indians, Eskimos, and persons of Mexican, Puerto Rican, Cuban, Filipino or Asian extraction), or (ii) individual factors such as income, education, handicap, geographic location or service in the Armed Forces during the Vietnam War era. This requirement is applicable to SSBICs, but not to SBICs.

    (iii) The maximum annual interest or financing cost charged to a portfolio company (exclusive of an origination or processing fee of up to 3%) generally may not exceed the greater of 14% for debt investments with an equity participation, 19% for debt investments without an equity participation, or specified higher limitations if the average cost of the Company's financing provided by the SBA exceeds 8%.

    (iv) Total financing and commitments to any single portfolio company may not exceed 30% of an SSBICs, or 20% of an SBICs, regulatory capital. An SSBIC may not provide investment funds for certain purposes, such as investment outside of the United States and its territories.

    (v) The maturity of debt financing generally may not be less than four nor more than 20 years.

    (vi) Prior approval by the SBA is required for any proposed transfer of control of an SSBIC or the acquisition of more than 10% of an SSBIC's outstanding capital stock.

    (vii) Prior approval by the SBA is required for an SSBIC to merge, consolidate, or engage in a corporate reorganization.

    (viii) Any management and advisory services provided by an SSBIC for a fee must be in accordance with a written contract and must satisfy certain record-keeping requirements.

    (ix) There are restrictions on the ability of an SSBIC to repurchase its capital stock, retire its debentures, or provide funding to its officers, directors, employees or their affiliates.

    (x) There are limitations on any officer, director or 10% or more stockholder becoming an officer, director or 10% or more stockholder of another SSBIC.

SBA FUNDING

    As an SSBIC, the Company is eligible to receive a portion of its financing from the SBA (often referred to as "leverage") at favorable rates to supplement its investment capital obtained from non-governmental (i.e. "private") sources. The terms of the SBA's programs for funding SBICs and SSBICs have varied over the years. These programs were significantly modified, and the funding distinctions between SBICs and SSBICs generally eliminated, by federal legislation enacted on October 1, 1996. This legislation also terminated the SBA's authority to issue new SSBIC licenses. Existing SSBICs such as the Company have the right to remain as SSBICs or, with the approval of their stockholders, remove the restriction requiring that their investments be in minority-owned businesses.

    Under current law, the SBA provides funding to both SBICs and SSBICs by providing a government guarantee for fixed rate subordinated debentures or participating preferred securities which are issued by the SBIC or SSBIC and sold through the SBIC Funding Corp. The interest rate on these debentures is based on the prevailing market rate and they typically have a ten year term. There is a user fee of 3% of the principal amount of the debentures guaranteed by the SBA, plus an annual fee of 1% of the principal amount. The maximum amount of debenture financing which is available to an SSBIC is generally 300% of its paid-in capital and surplus, but other eligibility requirements and the availability of funds to the SBA can impose lower limitations in practice. The Company understands that the fiscal 1998 budget which President Clinton submitted to Congress proposes $376 million in SBA funding for debentures, a 25% increase over the amount for fiscal 1997. There is no assurance that these funds will actually be appropriated or, if appropriated, that any of these funds would be made available to the Company.

    As of March 31, 1997, the Company had outstanding a total of $9.3 million in debt instruments held by the SBA, consisting of (i) a promissory note with a principal balance of $1.8 million which bears interest at 8.375% and matures on April 1, 2000, and (ii) two debentures with an aggregate principal balance of $7.5 million which each bear interest at 7.08% and mature in 2006.

The Company plans to seek additional SBA debenture financing in the future as it is needed to make investments, but there is no assurance that it will be obtained. Availability depends not only on appropriations by the Congress, but also the general discretion of the SBA, the Company's ability to demonstrate its need for the financing, and the Company maintaining overall compliance with SBA regulations.

    The Company is subject to a Repurchase Agreement dated March 31, 1993 with the SBA (the "Repurchase Agreement") under which the Company redeemed at a substantial discount all of the Company's then outstanding 3% Preferred Stock, having a par value of $10.0 million, which had been issued to the SBA under a funding program that was subsequently discontinued. The redemption price was paid by the Company issuing to the SBA the promissory note referred to above, which had an original face amount of $3.6 million and a remaining principal balance of $1.8 million as of March 31, 1997. As a condition to the redemption of the 3% Preferred Stock, the Company granted the SBA a liquidating interest in a newly created restricted capital surplus account equal to the amount of the repurchase discount of $6.4 million. This liquidating interest is being amortized over an 84 month period on a straight line basis, and as of March 31, 1997 had been reduced to $2.8 million. Should the Company default under the Repurchase Agreement at any time (there have been no defaults to date), the liquidating interest will become fixed at the level immediately preceding the event of default and will not decline further until the default is cured or waived. The liquidating interest will expire on the later of (i) 60 months from the date of the Repurchase Agreement (i.e. March 31, 1998), (ii) the date the repurchase note is paid in full, or (iii) if an event of default has occurred and the default has been cured or waived, the later date on which the liquidating interest is fully amortized.

    Should the Company voluntarily or involuntarily liquidate prior to the expiration of the liquidating interest, any assets which are available, after the payment of all debts of the Company, shall be distributed first to the SBA until the amount of the then remaining liquidating interest has been distributed to the SBA. That payment, if any, would be prior in right to any payments of the Company's stockholders. For financial reporting purposes, the Company's balance sheet shows a restricted capital account equal to the value of the SBA's liquidating interest. As the liquidating interest declines, the restricted capital account is reduced and additional paid-in capital is increased. The Repurchase Agreement provides that the amount of the discount from the repurchase of the 3% Preferred Stock may not be used for obtaining SBA leverage.

MARKETING FOR INVESTMENT OPPORTUNITIES

    Almost all of the Company's investment opportunities have developed from management's contacts with other investors in minority-owned businesses and with existing investors in the industries in which the Company focuses its investments. Management is continually seeking to broaden its contacts and increase its visibility among minority-owned business investors and participants in selected industries. This is done by attending industry trade shows, cultivating relationships with existing investors in target industries, identifying potential minority entrepreneurs, and studying target industry periodicals and literature.

COMPETITION

    The Company's principal competitors include non-traditional lenders, venture capital firms and financial institutions. Many of these entities have greater financial and managerial resources than the Company. The Company believes that it competes primarily on the basis of its reputation as an investor in minority-owned businesses, its contacts among minority entrepreneurs and other minority-owned business investors, its flexibility in structuring the specific terms of investments, the reduced access to investment capital from traditional sources which is faced by many minority-owned businesses, and reduced competition from other financing sources for investments in the $1 to $3 million range.

EMPLOYEES

    The Company currently has five full-time employees, all of whom are officers of the Company. These individuals are also employed by Capital Dimensions Management Corporation ("CDMC"), which since April 1, 1997 has provided management services under an agreement with the Company. See "Item 5. Directors and Executive Officers."

TAXATION AS A REGULATED INVESTMENT COMPANY

    The Company's plan is to become eligible and elect to be taxed as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code for its fiscal year beginning July 1, 1997. Under Subchapter M, if the Company satisfies certain requirements as to the sources of its income, the diversification of its assets, and the distribution to stockholders of its pre-RIC earnings and profits (currently estimated to be approximately $3.0 to $5.0 million), the Company generally will be eligible to be taxed as a pass through entity which acts as a partial conduit of income to its stockholders. In order to continue to be eligible for Subchapter M treatment, in each fiscal year the Company must, in general, (i) derive at least 90% of its gross income from dividends, interest and gains from the sale or disposition of securities,
(ii) derive less than 30% of its gross income from the sale or disposition of securities held for less than three months, (iii) meet certain investment diversification requirements, and (iv) distribute to stockholders at least 90% of its net income (other than long-term capital gains). There can be no assurance that the Company will be able to obtain and maintain eligibility for Subchapter M tax treatment. SBA regulations may limit the Company's ability to distribute to stockholders at least 90% of its net income.

THE COMPANY'S OPERATIONS AS A BDC

    In order to meet one of the requirements for taxation under Subchapter M of the Internal Revenue Code, the Company anticipates that shortly after this Form 10 is filed it will also file an election to be regulated as a business development company ("BDC") under the 1940 Act. As a BDC, the Company may not acquire any asset other than "Qualifying Assets" unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the value of the Company's total assets. The principal categories of Qualifying Assets relevant to the Company's business are:

    (i) securities purchased in private transactions from an "eligible portfolio company," which is any issuer that (a) is organized and has its principal place of business in the United States, (b) is not an investment company, other than a SBIC wholly-owned by the BDC, and (c) does not have any class of publicly-traded securities on which a broker may extend margin credit;

    (ii) securities received in exchange for or distributed with respect to securities described above, or pursuant to the exercise of options, warrants or rights relating to such securities; and

    (iii) cash, cash items, Government securities, or high quality debt securities maturing in one year or less from the time of investment.

As a BDC the Company may not change the nature of its business so as to cease to be, or withdraw its election as, a BDC unless authorized by vote of a majority (as defined in the 1940 Act) of the Company's shares.

ITEM 2.  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

    The following tables set forth selected financial data of the Company, which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Financial Statements and Notes thereto included elsewhere in this document. The selected statement of operations and balance sheet data as of and for the year ended June 30, 1996 have been derived from the financial statements of the Company which have been audited by Deloitte & Touche LLP, independent auditors, whose report is included elsewhere in this document. The selected statement of operations and balance sheet data set forth below as of June 30, 1995 and for the two years ended June 30, 1995 and 1994 have been derived from the financial statements of the Company which have been audited by Lurie, Besikof, Lapidus & Co., LLP, independent auditors, whose report is included elsewhere in this document. The selected statement of operations and balance sheet data set forth below as of June 30, 1994 and 1993, and December 31, 1992 and 1991 and for the six months ended June 30, 1993 and the years ended December 31, 1992 and 1991 have been derived from audited financial statements not included in this document. The selected statement of operations and balance sheet data set forth below as of March 31, 1997 and for the nine months ended March 31, 1997 and 1996 have been derived from the Company's unaudited financial statements, which reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of financial position and results of operations for those periods. The Company's operating results for the nine months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the entire fiscal year ending June 30, 1997.

                     SELECTED HISTORICAL FINANCIAL AND OTHER DATA
                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  Six Months
                                                Year Ended          Ended                                        Nine Months
                                               December 31,       June 30,(1)      Year Ended June 30,         Ended March 31,
                                             ----------------     ----------   --------------------------     -----------------
                                              1991       1992       1993       1994       1995       1996      1996       1997
                                              ----       ----       ----       ----       ----       ----      ----       ----
STATEMENT OF OPERATIONS DATA:
  Interest income (2)                    $   1,042  $     855  $     460  $   1,109  $   1,304  $   1,573   $   1,151  $   1,862
  Operating expenses:
    Interest expense                           287        209        130        278        242        251         166        345
    General and administrative expense         570        472        263        526        523        630         464        667
    Other (income) expense                      (5)        26         67         90         48         51          43         71
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------
    Total operating expenses                   852        707        460        894        813        932         673      1,083
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------
  Net operating income                         190        148          0        215        491        641         478        779

Gains (losses) on investments in
  small business concerns:
    Realized                                   244        414         (4)     1,278      3,663        508         462        (95)
    Unrealized                                (755)       782        647     (2,288)    (1,153)     1,423         336      1,509
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------
Income (loss) before income taxes
  and other charges                           (321)     1,344        643       (795)     3,001      2,571       1,276      2,192

Income (loss) before income taxes (3)           71      1,704        643       (795)     3,001      2,571       1,276      2,192
Income taxes                                                2                              533        372         220        893
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------
Net income (loss)                               71      1,702        643       (795)     2,468      2,199       1,056      1,299

Dividends on preferred stock to SBA
  paid or restricted                           300        300         30        120        120        120          90         56
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------

Income (loss) applicable to common stock      (229)     1,402        613       (915)     2,348      2,079         966      1,243
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------

Earnings (loss) per common share (4)         ($.13)      $.78       $.31      $(.47)     $1.19      $1.09        $.49       $.73
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------

Weighted average common and
 common equivalent shares outstanding(4) 1,800,000  1,801,914  1,963,362  1,962,948  1,980,102  1,912,227   1,964,301  1,761,681
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------


                                               December 31,      June 30,(1)            June 30,                  March 31,
                                              ---------------    -----------   --------------------------         ---------
                                              1991       1992       1993       1994       1995       1996            1997
                                              ----       ----       ----       ----       ----       ----            ----
BALANCE SHEET DATA:
  Investments at cost                    $  14,502  $  15,474  $  15,442  $  16,083  $  15,200  $  17,513        $  20,764
  Unrealized appreciation (depreciation)
   on investments                            1,338      2,121      2,769        480      (672)        750            2,259
                                         ---------  ---------  ---------  ---------  ---------  ---------         --------
  Investments at estimated fair value       15,840     17,594     18,211     16,563     14,528     18,263           23,023
  Cash and cash equivalents                  1,461      1,145      1,254      1,667      5,975      3,878            3,027
  Total assets                              17,750     19,090     19,727     18,544     21,090     23,360           27,009
  Debentures and notes payable to SBA        3,000      3,000      3,476      3,070      2,632      4,168            9,286
  Total liabilities                          4,073      4,067      3,508      3,120      3,197      4,563            9,947
  Redeemable preferred stock                                       3,030      3,150      3,270      3,010
  Total stockholders' equity (4)         $  13,317  $  15,023  $  13,189  $  12,274  $  14,623  $  15,787        $  17,062

                                                                  Six Months
                                                Year Ended          Ended                                        Nine Months
                                               December 31,       June 30,(1)      Year Ended June 30,         Ended March 31,
                                             ----------------     ----------   --------------------------     -----------------
                                              1991       1992       1993       1994       1995       1996      1996       1997
                                              ----       ----       ----       ----       ----       ----      ----       ----

OTHER SELECTED DATA:
  Number of portfolio companies
   at period end                                28         29         27         22         18         17          18         18
  Number of new portfolio companies              2          3                     5                     5           5          3
  New advances to portfolio companies    $   1,257  $   2,470  $     286  $   1,281  $   1,000  $   6,539   $   5,121  $   3,025
  Proceeds from liquidation of investments   1,038        562        381      2,276      3,760      3,896       3,870        120
  Estimated Fair value of investment
   portfolio at period end                  15,840     17,594     18,211     16,563     14,528     18,263      15,942     23,023

 _________________
 (1) In 1993, the Company changed its fiscal year end from December 31 to June 30, resulting in a six-month transition period.
 (2)   The year ended December 31, 1991 includes $69,000 of dividend income.
 (3) During each of the years ended December 31, 1991 and 1992, the Company had negative goodwill amortization of $392,268. This negative goodwill related to the management buy out in 1987 and was fully amortized by December 31, 1992.

 (4) The Company's Board of Directors approved a 3-for-1 stock split issued in the form of a 200% dividend effective May 31, 1997 to shareholders of record on May 31, 1997. All share and per share amounts have been restated to reflect this stock split.

                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the preceding "Selected Historical Financial and Other Data," the Company's Financial Statements and Notes thereto and the other financial data included elsewhere in this document. The dollar amounts below have been rounded in order to simplify their presentation. However, the ratios and percentages are calculated using the detailed financial information contained in the Financial Statements and the Notes thereto and the financial data included elsewhere in this document. References to years are for the respective fiscal years ended June 30, unless otherwise noted.

OVERVIEW

    The Company's principal investment objectives are to achieve a high level of income from both interest on loans and debt securities, generally referred to as "debt investments" and long-term appreciation in the value of equity interests in its portfolio companies. The Company's debt investments are typically secured, have relatively high fixed interest rates, and are accompanied by warrants to purchase equity securities of the borrower. In addition to interest on debt investments, the Company also typically collects an origination fee on each debt investment.

    The Company's financial performance is composed of four primary elements. The first is "income before gains (losses) in small business concerns," which is the difference between the Company's income from interest and fees and its total operating expenses, including interest expense. Interest income is earned on debt investments and the temporary investment of funds available for investment in portfolio companies, which are presented in the Company's balance sheets as cash equivalents. The second element is "realized gains (losses) on investments," which is the difference between the proceeds received from the disposition of portfolio assets in the aggregate during the period and the cost of such portfolio assets. The third element is the "change in unrealized appreciation (depreciation) of investments," which is the net change in the estimated fair values of the Company's portfolio assets at the end of the period as compared with their estimated fair values at the beginning of the period or the cost of the portfolio asset, if purchased during the period. Generally, "realized gains (losses) on investments" and "changes in unrealized appreciation (depreciation) of investments" are inversely related. When an appreciated asset is sold to realize a gain, a decrease in unrealized appreciation occurs when the gain associated with the asset is transferred from the "unrealized" category to the "realized" category. Conversely, when a loss is realized by the sale or other disposition of a depreciated portfolio asset, the reclassification of the loss from "unrealized" to "realized" causes an increase in unrealized appreciation and an increase in realized loss. The fourth element is "tax expense". The Company is currently taxed as a "C" corporation. Following the filing of this Form 10, the Company intends to qualify for taxation under

Subchapter M. For a discussion of Subchapter M, see "Business--Taxation as a Regulated Investment Company" in Item 1 of this Form 10.

RESULTS OF OPERATIONS

NINE MONTHS ENDED MARCH 31, 1997 AND 1996

    INTEREST INCOME. During the nine months ended March 31, 1997, the Company earned interest on debt investments of $1.7 million, an 85% increase over the $941,000 earned in the nine-month period ended March 31, 1996. This increase in interest income resulted primarily from increases in the dollar amount of debt investments outstanding during the applicable periods, as there were no material changes in the average interest rate earned. The Company's debt investments (at cost) increased to $19.6 million at March 31, 1997, an increase of 35% from $14.5 million at March 31, 1996. During the nine months ended March 31, 1997, the Company earned interest on funds available for investment of $126,000, a 40% decrease from the $210,000 earned during the first nine months of 1996. This decrease was the result of portfolio investing and the resultant lower balances of funds available for investment during the nine months ended March 31, 1997.

    INTEREST EXPENSE. The Company's interest expense, which related to the SBA financing, was $345,000 for the first nine months of 1997, a 108% increase over the $166,000 for the comparable period in 1996. The change in interest expense is directly related to the level of borrowings from the SBA, which were $9.3 million as of March 31, 1997, and $4.2 million as of March 31, 1996.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses totaled $667,000 for the first nine months of 1997, a 44% increase over the $464,000 during the comparable period in 1996. The increase was due primarily to increases in staffing and employee compensation. General and administrative expenses as a percentage of total assets were 2.5% and 2.1% for these respective periods.

    OTHER EXPENSES. These expenses include legal, audit and trade association expense.

    REALIZED GAINS (LOSSES) ON INVESTMENTS. The Company's net realized loss on investments was ($95,000) for the nine months ended March 31, 1997, compared to a net realized gain of $462,000 for the nine months ended March 31, 1996. The losses in 1997 resulted from the realization of previously recorded unrealized depreciation on investments in two portfolio companies. The gain in 1996 resulted primarily from the sale of the Company's equity position in one portfolio company.

    INCOME TAXES. The Company incurred federal and state income tax expense of $893,000 in the first nine months of 1997 (an effective rate of 40%), and $220,000 in the first nine months of 1996 (an effective rate of 17%). The effective rate for 1996 resulted from reversal of valuation allowances relating to deferred tax assets, which had been established in prior periods. As of June 30, 1996, all such valuation allowances had been eliminated.

    CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS. For the nine months ended March 31, 1997 and 1996, the Company recorded net unrealized appreciation of investments of $1.5 million and $336,000, respectively. These changes are the result of the Company's revaluation of its portfolio in accordance with its valuation policy to reflect the change in estimated fair value of each of its portfolio assets. The unrealized gains in the 1996 and 1997 periods resulted from valuation changes in several investments. The unrealized gains in 1996 were partially offset by the realized gain discussed above. A description of all of the Company's debt investments is presented under the caption "Business--The Company's Investment Portfolio" in Item 1 of this Form 10.

FISCAL YEARS ENDED JUNE 30, 1996, 1995, AND 1994

    INTEREST INCOME. During the fiscal year ended June 30, 1996, the Company earned interest on debt investments of $1.3 million , a 6.6% increase over the $1.2 million earned in 1995, which was a 15.7% increase over the $1.1 million earned during 1994. These increases in interest income resulted primarily from increases in the dollar amount of debt investments outstanding during the applicable periods, as there were no material changes in the average interest rate earned on outstanding debt investments. The Company's debt investments (at cost) increased to $16.1 million at June 30, 1996, an increase of 47% from $10.9 million at June 30, 1995, which in turn was a 5.2% decrease from $11.5 million at June 30, 1994. During 1996, the Company earned interest on funds available for investment of $266,000, a 237% increase over the $79,000 earned in 1995, which was a 58% increase over the $50,000 earned in 1994. The increased income in 1995 and 1996 was the result of the sale of an investment during the fourth quarter of 1995, which resulted in unusually high fund balances during a portion of 1995 and most of 1996. A substantial portion of these funds were committed for investments that had not yet closed.

    INTEREST EXPENSE. The Company's interest expense, which related to the SBA financing, increased to $250,600 in 1996, a 3.2% increase over the $243,000 in 1995, which in turn was a 12.7% decrease from the $278,000 of interest expense in 1994. These changes in interest expense are directly related to the level of borrowings from the SBA, which were $4.2 million, $2.6 million and $3.1 million on June 30, 1996, 1995, 1994, respectively.

    GENERAL AND ADMINISTRATIVE EXPENSES. The Company's general and administrative expenses totaled $630,000 in 1996, a 20.3% increase over the $524,000 in 1995, which in turn was a .04% decrease from the $526,000 in 1994. The increase from 1996 over 1995 was due primarily to increases in employee compensation. Although the dollar amount of these expenses increased over the three-year period, general and administrative expenses as a percentage of total assets remained fairly constant at 2.7%, 2.5% and 2.8% for 1996, 1995 and 1994, respectively.

    OTHER EXPENSES. These expenses include legal, audit and trade association expense. Other expenses in 1994 were unusually high because of bad debt expense and legal fees.

    REALIZED GAINS (LOSSES) ON INVESTMENTS. The Company's net realized gains on investments in 1996, 1995 and 1994 were $508,000, $3.7 million and $1.3 million, respectively, as a result of sales of the Company's equity position in one portfolio company in each of those years.

    INCOME TAXES. The Company incurred federal and state income tax expense of $372,000 in 1996 (an effective rate of 14%), $532,000 in 1995 (an effective rate of 18%), and did not incur income tax expense in 1994. During 1994, the Company incurred pretax losses, but did not record the benefit of the associated net operating loss carry forwards in the statement of operations because realization of that benefit was uncertain. The effective tax rates for 1996 and 1995 are substantially lower than the statutory rate as a result of the reversal of valuation allowances which had been established against deferred tax benefits recorded in prior periods.

    CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS. For the year ended June 30, 1996, the Company recorded net unrealized appreciation of investments of $1.4 million, and net unrealized depreciation of ($1.2 million) and ($2.3 million) for the years ended June 30, 1995 and 1994, respectively.
The unrealized gains in 1996 resulted from changes in the valuations of several portfolio investments in accordance with the Company's valuation policies. The unrealized losses in 1995 and 1994 reflected the realized gain from the sale by the Company of its equity position in one portfolio company in each of those years and the reduction in market value of two publicly traded equity securities in the Company's portfolio. A description of all of the Company's investments is included under the caption "Business--The Company's Investment Portfolio" in
Item 1 of this Form 10.

Financial Condition, Liquidity and Capital Resources

     At March 31, 1997, the Company had $3.0 million in cash and cash equivalents. The Company's principal sources of capital to fund its portfolio growth have been borrowings through the SBA sponsored SBIC debenture program, principal payments on debt investments, and sales of the Company's equity positions in certain portfolio companies. Principal payments made to the Company on its debt investments were $767,000 and $946,000 for the first nine months of 1997 and 1996, respectively, $1.2 million in 1996, $2.2 million in 1995, and $260,000 in 1994. For fiscal 1998, the scheduled principal payments owed to the Company on existing debt investments are $606,000. Cash proceeds from the sale of equity positions were $120,000 and $3.9 million for the first nine months of 1997 and 1996, respectively, $3.9 million for 1996, $3.8 million for 1995 and $2.3 million for 1994.

     The Company's operations have been limited by the availability of capital, rather than investment opportunities. As a result, the Company's ability to make new portfolio investments has been limited to the redeployment of proceeds from the realization of existing investments.

     The Company borrowed $5.5 million from the SBA in December 1996 and $2.0 million in March 1996. Each of these borrowings was evidenced by a debenture. The proceeds were, in part, used to repurchase at par $3.0 million of the Company's preferred stock which had previously been issued to the SBA and to pay accrued dividends thereon. This brought total indebtedness on SBA borrowings to $9.3 million at March 31, 1997. The two debentures are non-amortizing, mature in 2006 and can be prepaid without penalty after five years. The interest rate on these debentures is 7.08%, payable quarterly. The remaining portion of the Company's SBA borrowings is evidenced by a seven year, 8.375% interest, fully amortizing note that matures on April 1, 2000, and requires quarterly principal and interest payments of $169,872. The balance on the note was $1.8 million as of March 31, 1997. The Company has applied to receive an additional $3.0 million of SBA debt financing as part of the SBA's third quarter debenture funding. There is no assurance that any funding will be obtained. Based on the Company's current leverageable capital (as defined by the SBA), it is eligible to borrow up to a total of $14.5 million from the SBA.

     The $3.0 million of debt investments made by the Company for the nine months ended March 31, 1997 was a 31% decrease over the comparable period in 1996. The $6.5 million of debt investments made by the Company during 1996 was a 600% increase over the $934,000 of investments made in 1995, which was a 27% decrease from the $1.3 million invested in 1994.

     As of March 31, 1997, the Company had outstanding commitments to provide financing totaling $1.4 million. Although the Company continues to review new investment requests, no additional commitments are anticipated until additional capital is obtained or one or more existing investments are sold.

     The Company does not currently have a line of credit or revolving credit facility.

     The Company expects to raise $20 million of additional capital through a private placement of its common stock during the fiscal quarter ending September 30, 1997. If completed, the proceeds of the offering will be used to pay a dividend, which is currently estimated to be approximately $3.0 to $5.0 million, to current stockholders in order to meet one of the requirements for Subchapter M tax treatment. The remaining net proceeds will be used for making investments in current and new portfolio companies.

ITEM 3.   PROPERTIES

     The Company's operations are conducted from approximately 2,100 square feet of leased office space in a suburb of Minneapolis, Minnesota. The lease expires June 30, 1998. This facility is sufficient to meet the Company's current requirements. As new employees are hired, the Company anticipates leasing additional office space at or near the current location.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The Company's Articles of Incorporation authorize 9,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. As of May 31, 1997, there were 1,680,438 shares of Common Stock outstanding, which reflects a stock dividend paid on May 31, 1997 of two shares for each share of Common Stock held as of that date. All share information in this Form 10 gives effect to that stock dividend. There are currently 70 record holders of Common Stock. No shares of the Company's Preferred Stock are outstanding.

     The following table sets forth certain ownership information as of May 31, 1997 with respect to the Common Stock for (i) those persons who directly or indirectly own, control or hold with the power to vote 5% or more of the outstanding Common Stock, (ii) each of the directors and named executive officers of the Company, and (iii) all directors and officers as a group.

                                       COMMON STOCK             PERCENT OF
BENEFICIAL OWNER                  BENEFICIALLY OWNED (1)   OUTSTANDING SHARES
-----------------------           ----------------------   ------------------

Thomas F. Hunt, Jr. (2)                    466,203                27.0%
555 East 215th
Jordan, MN 55352

Dean R. Pickerell                          416,550                24.1
15120 Evelyn Lane
Minnetonka, MN 55345

Stephen A. Lewis                            15,909                   *
1550 E. 140th Street
Burnsville, MN 55337

Mervin Winston                                   0                   *
2205 Holly Lane
Plymouth, MN 55447

Brenda L. Leonard                           68,763                 4.0
7277 Bren Lane
Eden Prairie, MN 55346

Martin J. Kanter                            39,000                 2.3
6624 Dovre Drive
Edina, MN 55436

Dale C. Showers (3)                         33,000                 1.9
6408 Parkwood Road
Edina, MN 55436

All Officers and Directors
as a Group (7) persons                   1,039,425                56.8%
_______________
*    Less than 1%.

(1) Includes the following number of shares of Common Stock which may be issued pursuant to stock options that are exercisable within 60 days of the date hereof: Mr. Hunt, 48,000; Mr. Pickerell, 48,000; Ms. Leonard, 24,000;
     Mr. Showers, 21,000; Mr. Kanter, 9,000; and all directors and officers as a group, 150,000 shares.
(2) Mr. Hunt disclaims beneficial ownership with respect to 8,000 shares of Common Stock held in trust for Mrs. Hunt by her father.
(3) Mr. Showers disclaims beneficial ownership with respect to 1,000 shares of Common Stock owned by his son Thomas Showers.

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS

     Prior to March 31, 1997, the Company was a wholly owned subsidiary of Capital Dimensions, Inc. ("CDI"). Effective March 31, 1997, CDI and the Company were merged with the Company being the surviving entity (the "Merger"). Prior to the Merger, management services were provided to the Company by CDI under a Joint Investment Adviser Management Agreement (the "Management Agreement"). Under the terms of the Merger, CDI's interest in the Management Agreement was assigned to Capital Dimensions Management Company, Inc. ("CDMC"). This assignment was approved by CDI's stockholders. CDMC is owned and operated by Messrs. Hunt, Pickerell, Lewis and Winston and Ms. Leonard; each of whom is also employed by CDMC.

     The monthly management fee paid to CDMC by the Company is one-fourth of one percent (0.25%) of the Company's average monthly assets (the equivalent of 3% per annum), less the amount of all payroll and payroll-related expenses paid by the Company. Each of the employees of CDMC is also employed by the Company. It is intended that all future employees of CDMC will also be employees of the Company.

     The executive officers and directors of the Company and their ages as of June 13, 1997 are as follows:

     NAME                     AGE         POSITION WITH COMPANY
     ----                     ---         ---------------------

Thomas F. Hunt, Jr.(1)....    48     President and Director
Dean R. Pickerell(1)......    49     Executive Vice President and Director
Stephen A. Lewis..........    49     Vice President
Mervin Winston............    56     Vice President and Controller
Brenda L. Leonard.........    47     Vice President and Corporate Secretary
Martin J. Kanter(2).......    51     Director
Dale C. Showers(3)........    67     Director

________________________
(1)  Term as director expires at the Annual Meeting of Stockholders in 1999.
(2)  Term as director expires at the Annual Meeting of Stockholders in 1998.
(3)  Term as director expires at the Annual Meeting of Stockholders in 1997.

     The following is a brief summary of the business experience of each of the executive officers and directors of the Company:

     THOMAS F. HUNT, JR. Mr. Hunt is president of the Company, and was president of Control Data Community Ventures Fund, Inc. ("CDCVFI"), the Company's predecessor. He is also the president of CDMC. Mr. Hunt practiced law at a law firm and was corporate counsel for two companies before joining the legal staff at Control Data Corporation in January 1980. Mr. Hunt became legal counsel for Control Data's venture capital group in February 1981. In February 1984, he became president of CDCVFI and a full-time venture capitalist, while continuing to perform legal duties for Control Data as an Assistant General Counsel. Mr. Hunt has been involved in over 100 venture capital investments and has served on the Board of Directors of numerous private and public companies, and is currently on the board of Ancor Communications, Inc., a high-speed data switching company and Davis Broadcasting, Inc. and Davis Broadcasting of Charlotte, Inc., both of which are radio station portfolio investments of the Company. Mr. Hunt has authored a handbook on venture capital investing and has given numerous speeches on venture capital investing before civic groups. Mr. Hunt is co-founder and the largest stockholder in the Company. He has undergraduate and law degrees from the University of Tulsa.

     DEAN PICKERELL. Mr. Pickerell is executive vice president of the Company, and was vice president of CDCVFI, the Company's predecessor. He also serves as executive vice president of CDMC. Mr. Pickerell joined Control Data Corporation in 1976, where he served in various controller and financial management positions. From 1969 to 1976 he was with Honeywell's Aerospace and Defense group in various accounting and audit positions. Mr. Pickerell has served on the boards of directors of numerous private and public companies, and is currently on the board of MultiRestaurants Management, Inc., a general partner of MultiRestaurants Concepts, Ltd., an airport food and beverage vendor which is one of the Company's portfolio investments, and the National Association of Investment Companies, a trade association that represents the minority-focused investment industry. Mr. Pickerell is co-founder and the second largest stockholder in the Company. He has an undergraduate degree from Iowa State University and completed the course work for an MBA degree from Mankato State University.

     STEPHEN A. LEWIS. Mr. Lewis joined the Company and CDMC as a vice president in April 1997. From 1988 until joining the Company, he was the President of Triad Management Company, which manages medical transportation and engine-driven gas air conditioning businesses. Prior to 1988, he was a general manager of technology-related marketing at Control Data Corporation. Mr. Lewis holds an undergraduate and masters degrees in engineering from Ohio University.

     MERVIN WINSTON. Mr. Winston is a certified public accountant and joined the Company and CDMC as a Vice President and Controller in May 1997. From 1989 until joining the Company, he was President and Chief Executive Officer of Mervin Winston, Ltd., a company providing business consulting and tax services. Prior to 1989, he held the position of Vice President, Audit & Examination Division with First Bank System. Mr. Winston has an undergraduate and masters degrees in accounting from Ohio State University.

     BRENDA L. LEONARD. Ms. Leonard is vice president of the Company and CDMC. Prior to employment by the Company in 1987, Ms. Leonard was with Control Data Corporation's venture capital operations in an administrative position. At the Company, Ms. Leonard is responsible for regulatory compliance, accounting, database management, and financial reporting. Ms. Leonard has a BA degree in Business Administration from Metropolitan State University.

     MARTIN J. KANTER. Mr. Kanter is a CPA and has been a director of the Company since July 1991. He has been a stockholder and Director of Tax Services in the accounting firm of Schechter, Dokken, Kanter, Andrews & Selcer, Ltd. since 1990. Prior to 1990, Mr. Kanter held a similar position with Laventhol & Horwath. Mr. Kanter is a graduate of the University of Illinois and attended DePaul University's Master of Science in Taxation program.

     DALE C. SHOWERS. Mr. Showers has been a director of the Company since July 1991, and currently serves as Chairman of the Board of Ancor Communications, Inc. Mr. Showers founded Ancor Communications, Inc. in 1986 and was its President and Chief Executive Officer and continues to serve as Chairman of the Board. Between 1980 and 1986, he was a Vice President at Control Data Corporation. While at Control Data Corporation, Mr. Showers was Vice President of OEM Marketing and President of the Small Business Equity Fund. Mr. Showers is a graduate of Milton College with post graduate studies at the University of Wisconsin.

     One of the Company's independent directors died unexpectedly on May 29, 1997. The Company expects that its Board of Directors will appoint a replacement within 30 days.

     The Company's Articles of Incorporation divide the Board of Directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors are elected at each annual meeting of stockholders. All directors hold office until their respective terms expire and until their successors have been duly elected and qualified or until such director's earlier resignation or removal. Officers serve at the discretion of the Board of Directors.

ITEM 6.   EXECUTIVE COMPENSATION.

COMPENSATION SUMMARY

     The following table shows the compensation earned for services rendered in all capacities to the Company by the President and the other most highly compensated executive officer of the Company whose salary and bonuses exceeded $100,000 for the year ended June 30, 1996 (the "Named Executive Officers"):

                   SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 1996
                                 ANNUAL COMPENSATION
                                 -------------------

      NAME AND                                      OTHER ANNUAL     ALL OTHER
 PRINCIPAL POSITION       SALARY          BONUS    COMPENSATION   COMPENSATION
 ------------------       ------          -----    -------------  ------------

Thomas F. Hunt, Jr.     $122,750        $36,825      $7,724(1)     $30,000(2)
 President
Dean R. Pickerell        112,500         33,750       4,444(3)      30,000(2)
 Vice President
__________________

(1) Consists of $6,000 for automobile use and $1,724 for other miscellaneous taxable benefits.
(2) Consists of $15,000 contributions each to the Company's Employees Profit Sharing Plus Plan and Money Purchase Plan.
(3) Consists of $3,500 for automobile use and $944 for other miscellaneous taxable benefits.

OPTION GRANTS

     The Company made no option grants to the Named Executive Officers during the fiscal year ended June 30, 1996.

                             AGGREGATED OPTION EXERCISES
                           AND JUNE 30, 1996 OPTION VALUES

                                                          NUMBER OF SECURITIES         VALUE OF UNEXERCISED IN
                                                         UNDERLYING UNEXERCISED           THE-MONEY OPTIONS
                           SHARES                          OPTIONS AT 6/30/96               AT 6/30/96(1)
                          ACQUIRED        VALUE        ---------------------------   ----------------------------
       NAME              ON EXERCISE     REALIZED      EXERCISABLE    UNEXERCISABLE  EXERCISABLE    UNEXERCISABLE
       ----              -----------     --------      -----------    -------------  -----------    -------------
Thomas F. Hunt, Jr.           0              0           97,719            0          $184,615          $0
Dean R. Pickerell             0              0           97,719            0           184,615           0

 ___________________________

(1) The amounts set forth represent the difference between the estimated fair value of $3.33 per share and the exercise price of the options, multiplied by the applicable number of shares underlying the options. The estimated fair value of $3.33 per share was established by the Board of Directors and used for the redemption of 275,562 shares between February 1996 and June 1996.

EMPLOYMENT AGREEMENTS

    None of the executive officers and directors of the Company are parties to any employment or severance agreements. Although Messrs. Hunt and Pickerell are employees of the Company, their primary compensation is currently paid by CDMC out of the management fee it receives from the Company.

COMPENSATION OF DIRECTORS

    The Company pays members of its Board of Directors who are not employees of the Company an annual fee of $3,000. An additional $2,000 is paid to Mr. Kanter for his service on the Company's Audit and Compensation Committee. On July 12, 1994, the Board of Directors approved the grant to each of three non-employee directors then in office (including Messrs. Kanter and Showers) of a stock option covering 15,000 shares of the Company's Common Stock at an exercise price of $1.83 per share, exercisable as to 3,000 shares each year beginning June 30, 1995.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee, which met twice during the last fiscal year, is currently composed of Messrs. Kanter and Hunt. Mr. Kanter is not an employee of the Company. At present, and during the year ended June 30, 1996, Mr. Hunt served as a member of the Board of Directors and the Compensation and Audit Committees of Ancor Communications, Inc. Dale Showers, a director of the Company, also serves as a director of Ancor Communications, Inc. Mr. Showers does not serve on the Compensation Committee of any business entity. Other than Messrs. Hunt and Showers, no director or executive officer of the Company and no member of the Compensation Committee is, or was during the year ended June 30, 1996, a director or compensation committee member of any other business entity which had a director that sits on the Company's Board of Directors or Compensation Committee.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    For fiscal 1996, all decisions on compensation of the Company's executives were made by the full board on the basis of the recommendation of the Compensation Committee consisting of Messrs. Kanter (Chairman) and Hunt. There was no formal Compensation Committee Report for fiscal 1996.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH MANAGEMENT AND OTHERS

    As discussed in Item 5 of this Form 10, comprehensive management services are, since April 1, 1997, being provided to the Company by CDMC. Thomas F. Hunt, Dean R. Pickerell, Stephen A. Lewis, Mervin Winston and Brenda Leonard are stockholders of CDMC and serve as its President and Vice Presidents, respectively. Under the terms of the Management Agreement, CDMC assists the Company in the evaluation of potential investments; monitors its existing portfolio; assists with the disposal of its assets, as directed; and provides accounting and administrative services and such other assistance as the Company's Board of Directors may direct. After the Company is registered as a reporting company under the Securities Exchange Act of 1934, as amended, CDMC will perform all tasks related to the preparation and filing of the Company's periodic reports under that Act. Beginning April 1, 1997, CDMC receives from the Company for its services a monthly management fee equal to one-fourth of one percent (0.25%) of the Company's average monthly assets valued at fair value (equivalent to 3% per annum) less the amount of the Company's payroll and payroll-related expenses paid directly by the Company. For the period beginning April 1, 1997 through June 30, 1997, the Company expects to pay approximately $189,000 for the management services provided by CDMC.

    On April 1, 1997, the Company transferred certain assets, consisting of company vehicles, prepaid balances on employee insurance policies and prepaid rent, to CDMC in exchange for CDMC's promissory note in the amount of $143,856, which represents the book value of the assets on the date of transfer. The promissory note will be retired in accordance with the useful life of these assets over a maximum of four years.

    Currently, the Company is the only investment company or fund to which CDMC provides services. In the future, however, CDMC may provide management and consulting services to other investment funds. CDMC has agreed with the Company that it would provide such services to others only with the prior approval of the Company's Board of Directors.

ITEM 8.  LEGAL PROCEEDINGS

    On February 11, 1997, the Company brought suit in the Superior Court of Sacramento County, California against Progressive Media Group, Inc. ("Progressive"), Ricky Tatum, Mary C. White, Lawrence D. Tanter, and Does 1 through 50, for the foreclosure of a security interest and enforcement of certain personal guaranties with respect to a $1,200,000 promissory note purchased from Progressive by the Company in February 1994. To date, the Company has not received from Progressive or its guarantors any payment of principal or interest. The Company is seeking damages in the sum of $1,910,850, a late payment penalty on that sum at the rate of 18% per annum until the date of judgment, an order directing public sale of the property, reasonable attorney's fees and such other relief as the court may grant. On May 7, 1997, Progressive filed an answer and counterclaim which alleges numerous grounds on which Progressive asserts it has no liability to the Company and should be awarded damages, punitive damages and exemplary damages against the Company in unspecified amounts in excess of $350,000. These grounds alleged by Progressive include estoppel, failure to mitigate damages, laches, unclean hands, setoff, violations of the Federal communications law, failure to perfect the security interest, violation of Federal and state securities laws, violation of the Small Business Investment Act, breach of contract, accord and satisfaction, usury, violation of the California Constitution and California statutes regulating industrial loan companies and other legal theories. The Company believes that Progressive's allegations are without merit.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET PRICE

    There is no established public market for the Company's Common Stock.
Since February 20, 1996, the Company has redeemed an aggregate 275,562 shares of its Common Stock at a purchase price established by the Board of Directors of $3.33 per share.

HOLDERS

    As of May 31, 1997, the Company had issued and outstanding 1,680,438 shares of Common Stock held by 70 holders of record, which reflects a stock dividend of two shares of Common Stock for each share held on May 31, 1997, the effective date of the stock dividend. There are no shares of Preferred Stock outstanding.

    All of the 1,680,438 shares of Common Stock currently outstanding are tradeable without restriction under the Securities Act of 1933, as amended, unless held by "affiliates" of the Company as that term is defined in Rule 144 promulgated under that Act.

    So long as the Company is a licensee of the SBA, no stockholder or group of stockholders acting in concert may acquire or exercise voting rights as to ten percent (10%) or more of any class of the Company's capital stock without prior written approval by the SBA of the stockholder.

DIVIDENDS

    Historically, the Company has never declared or paid any cash dividends on its Common Stock. The Company intends to qualify for tax treatment under Subchapter M of the Internal Revenue Code. Eligibility for Subchapter M treatment requires that the Company pay out as a dividend an amount at least equal to its earnings and profits prior to its becoming a regulated investment company. To meet this requirement, the Company's Board of Directors expects to declare a dividend in an amount sufficient to meet the Subchapter M requirement. The amount of this dividend is currently estimated to be approximately $3.0 to $5.0 million. The dividend will be contingent on the Company obtaining net proceeds of at least $15 million from the sale of newly issued shares of Common Stock.

    If the Board of Directors concludes with respect to a given fiscal year that the Company can meet the requirements of Subchapter M and that it is in the best interests of the Company and its stockholders to do so, then to the extent funds are legally available to do so the Board of Directors expects to declare and pay to the Company's stockholders dividends in an amount not less than 90% of the Company's net investment income (net interest income plus net realized short-term capital gains) so as to meet one of the eligibility requirements of Subchapter M. However, there can be no assurance that the Company will pay any cash dividends on the Common Stock. Under some circumstances, SBA approval may be required for payment of dividends that would be required to satisfy Subchapter M requirements. There is no assurance that the SBA's approval will be given.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

    During the three years ended March 31, 1997, the Company's only sales of the Company's securities has been the issuance of 133,038 shares upon the exercise of stock options under the Company's Stock Option Plan, as follows:

                                     NO. OF SHARES OF        EXERCISE PRICE
    DATE      OPTIONEE                 COMMON STOCK            PER SHARE
    ----      --------                 ------------            ---------

12/30/96     Thomas F. Hunt, Jr.       18,000                    $.18
06/28/96     Thomas F. Hunt, Jr.       18,000                     .18
03/31/97     Thomas F. Hunt, Jr.       13,719                     .18
12/30/96     Dean R. Pickerell         24,000                     .18
03/31/97     Dean R. Pickerell         25,719                     .18
03/14/97     Brenda L. Leonard         24,000                     .17
01/02/94     Martin J. Kanter           2,400                     .17
01/25/95     Martin J. Kanter           2,400                     .17
02/09/96     Martin J. Kanter           2,400                     .17
01/23/97     Martin J. Kanter           2,400                     .17

    Each of the above transactions involved the offering of such securities to a limited number of persons who took the securities as an investment for his or her own account and not with a view to a distribution thereof. Based in part on the foregoing, the Company has been advised by counsel that the transactions enumerated above were exempt under Section 3(b) or 4(2) of the Securities Act of 1933, as amended, from the registration and prospectus delivery requirements of that Act.

ITEM 11. DESCRIPTION OF COMPANY'S SECURITIES TO BE REGISTERED.

    The Company is authorized to issue 9,000,000 shares of Common Stock, no par value per share, and 1,000,000 shares of Preferred Stock having a par value fixed by the Board of Directors. As of May 31,1997, 1,680,438 shares of Common Stock are outstanding. There are no shares of Preferred Stock outstanding.

    So long as the Company is a licensee of the SBA, no stockholder or group of stockholders acting in concert may acquire or exercise voting rights as to ten percent (10%) or more of any class of the Company's capital stock without the prior written approval by the SBA of the stockholder.

COMMON STOCK

    Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. The Common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of Common Stock may elect all of the directors of the Company. The Common Stock does not have any pre-emptive rights.

    Upon liquidation, dissolution or winding up of the affairs of the Company, its assets remaining after provision for payment of creditors, holders of Preferred Stock and the SBA's liquidating interest would be distributed pro rata among holders of the Common Stock.

    Dividends may be paid in cash or stock to the holders of the Common Stock when and if declared by the Board of Directors out of funds legally available therefor, but only after the Company has paid any cumulative dividends then in arrears on its Preferred Stock. In order to meet one of the requirements for Subchapter M income tax treatment, the Company is required to distribute annually as dividends at least 90% of its investment company taxable income, to the extent earned.

    Prior to a redemption or liquidation in whole or in part of any capital stock of the Company not issued to the SBA, or any distribution of assets to stockholders of the Company other than the SBA, the SBA is entitled to full payment of all accrued and unpaid dividends on any outstanding shares of Preferred Stock held by the SBA. There are currently no shares of the Preferred Stock outstanding.

ANTI-TAKEOVER PROVISIONS OF MINNESOTA BUSINESS CORPORATION ACT

    In addition to the restrictions on changes of control of an SSBIC under the Small Business Act of 1958, as amended, the Company is subject to the Minnesota Business Corporation Act (the "Minnesota Act"). Section 302A.671 of the Minnesota Act provides that, unless the acquisition of certain new percentages of voting control of the Company (in excess of 20%, 33-1/3% or 50%) by an existing stockholder or other person is approved by a majority of the disinterested stockholders of the Company, the shares acquired above such new percentage level of voting control will not be entitled to voting rights. The Company is required to hold a special stockholders' meeting to vote on any such acquisition within 55 days after the delivery to the Company by the acquiror of an information statement describing, among other things, the acquiror and any plans of the acquiror to liquidate or dissolve the Company and copies of definitive financing agreements for any financing of the acquisition not to be provided by funds of the acquiror. If any acquiror does not submit an information statement to the Company within ten days after acquiring shares representing a new threshold percentage of voting control of the Company, or if the disinterested stockholders vote not to approve such an acquisition, the Company may redeem the shares so acquired by the acquiror at their market value. Section 302A.671 generally does not apply to a cash offer to purchase all shares of voting stock of the issuing corporation if such offer has been approved by a majority vote of disinterested board members of the issuing corporation.

    Upon registration as a public company, Section 302A.673 of the Minnesota Act restricts certain transactions between the Company and a stockholder who becomes the beneficial holder of 10% or more of the Company's outstanding voting stock (an "interested stockholder") unless a majority of the disinterested directors of the Company have approved, prior to the date on which the stockholder acquired a 10% interest, either the business combination transaction suggested by such a stockholder or the acquisition of shares that made such a stockholder a statutory interested stockholder. If such prior approval is not obtained, the statute imposes a four-year prohibition from the statutory interested stockholder's share acquisition date on mergers, sales of substantial assets, loans, substantial issuances of stock and various other transactions involving the Company and the statutory interested stockholder or its affiliates.

    These statutory provisions could have the effect in certain circumstances of delaying or preventing a change in the control of the Company.

ITEM 12. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    The Company's Articles of Incorporation and Bylaws require the Company to indemnify any director, officer, employee or agent of the Company, to the full extent permitted by the law of the State of Minnesota, who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against certain liabilities and expenses incurred in connection with the action, suit or proceeding, except where such persons have not acted in good faith or did not reasonably believe that the conduct was in the best interests of the Company.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

    The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

    The Company replaced its previous auditors, Lurie, Besikof, Lapidus & Co., LLP, with Deloitte & Touche LLP in March 1997. The decision to change accounting firms was approved by the Company's Board of Directors. During the Company's three most recent fiscal years preceding the replacement of Lurie, Besikof, Lapidus & Co., LLP, the reports of Lurie, Besikof, Lapidus & Co. LLP on the financial statements of the Company contained no adverse opinion or disclaimer of opinion and were not qualified or modified. There were no disagreements between the Company and Lurie, Besikof, Lapidus & Co., LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of such accountants, would have caused them to make reference to the subject matter of the disagreements in connection with their reports. Before engaging Deloitte & Touche LLP as its new independent auditors, the Company did not previously consult with them regarding any matters related to the application of accounting principles, the type of audit opinion that might be rendered on the Company's financial statements or any other such matters.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

    The following Financial Statements are filed as part of this Form 10:

         Independent Auditors' Report of Deloitte & Touche LLP

         Independent Auditor's Report of Lurie, Besikof, Lapidus & Co., LLP

         Balance Sheets as of June 30, 1995 and 1996 and March 31, 1997 (unaudited)

         Statements of Operations for the years ended June 30, 1994, 1995 and 1996 and the nine months ended March 31, 1996 and 1997 (unaudited)

         Statements of Changes in Stockholders' Equity for the years ended June 30, 1994, 1995 and 1996 and the nine months ended March 31, 1997 (unaudited)

         Statements of Cash Flows for the years ended June 30, 1994, 1995 and 1996 and the nine months ended March 31, 1996 and 1997 (unaudited)

         Notes to Financial Statements for the years ended June 30, 1994, 1995 and 1996 and the nine months ended March 31, 1996 and 1997 (unaudited)

LISTING OF EXHIBITS

    3.1 Amended and Restated Articles of Incorporation, as amended to date

    3.2       By-laws, as amended to date

    3.3       1997 Stock Plan

    4.1 Debenture of the Company dated March 14, 1996 issued to the U.S. Small Business Administration in the principal amount of $2,000,000

    4.2 Debenture of the Company dated December 18, 1996 issued to the U.S. Small Business Administration in the principal amount of $5,500,000

    4.3 Amortizing Note of the Company dated March 31, 1993 issued to the U.S. Small Business Administration in the principal amount of $3,571,578

    10.1 Lease Agreement dated April 9, 1990 between the Company and ATS II Associates Limited Partnership, as amended May 23, 1995

    10.2 Joint Investment Advisor Management Contract dated February 10, 1997 between the Company and Capital Dimensions Management Company, Inc.

    10.3 Repurchase Agreement dated March 31, 1993 between the Company and the U.S. Small Business Administration

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CAPITAL DIMENSIONS, INC.


Dated:  June 19, 1997                 By /s/ Thomas F. Hunt, Jr.
       ---------------------             -------------------------------------
                                         Its President
                                            ----------------------------------

CAPITAL DIMENSIONS, INC.

TABLE OF CONTENTS

---------------------------------------------------------------------------------------------------------------------------
                                                                                                                      PAGE
                                                                                                                      ----

INDEPENDENT AUDITORS' REPORT OF DELOITTE & TOUCHE LLP                                                                  F-2

INDEPENDENT AUDITOR'S REPORT OF LURIE, BESIKOF, LAPIDUS & CO., LLP                                                     F-3

FINANCIAL STATEMENTS:
    Balance Sheets as of June 30, 1995 and 1996 and March 31, 1997 (unaudited)                                         F-4
    Statements of Operations for the years ended June 30, 1994, 1995, and 1996 and
      the nine months ended March 31, 1996 and 1997 (unaudited)                                                        F-5
    Statements of Changes in Stockholders' Equity for the years ended June 30, 1994,
      1995, and 1996 and the nine months ended March 31, 1997 (unaudited)                                              F-6
    Statements of Cash Flows for the years ended June 30, 1994, 1995, and 1996 and
      the nine months ended March 31, 1996 and 1997 (unaudited)                                                        F-7
    Notes to Financial Statements for the years ended June 30, 1994, 1995, and 1996 and
      the nine months ended March 31, 1996 and 1997 (unaudited)                                                        F-9


INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Capital Dimensions, Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheet of Capital Dimensions, Inc. as of June 30, 1996 and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 financial statements referred to above present fairly, in all material respects, the financial position of Capital Dimensions, Inc. as of June 30, 1996, and the results of its operations and its cash flows for the year ended June 30, 1996 in conformity with generally accepted accounting principles.

As explained in Note 2, the financial statements include investments securities valued by the Board of Directors totaling $18,262,890 at June 30, 1996, none of which have been valued based on public market quotations. We have reviewed the procedures used by the Board of Directors in arriving at its estimate of value of such investments and have inspected underlying documentation and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of the valuation of investment securities, those estimated values may differ significantly from the values that would have been used had a ready market for such investments existed, and the differences could be material.



Minneapolis, Minnesota
April 29, 1997
(May 31, 1997 as to the effects of the
stock split described in Note 1)

INDEPENDENT AUDITOR'S REPORT


Board of Directors and Stockholders
Capital Dimensions, Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheet of Capital Dimensions, Inc. as of June 30, 1995, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended June 30, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Dimensions, Inc. as of June 30, 1995, and the results of its operations and its cash flows for the years ended June 30, 1995 and 1994, in conformity with generally accepted accounting principles.

As explained in Note 2, the financial statements include investments securities valued by the Board of Directors totaling $14,528,143 at June 30, 1995, of which $2,513,926 has been valued based on public market quotations. We have reviewed the procedures used by the Board of Directors in arriving at its estimate of value of such investments and have inspected underlying documentation and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of the valuation of investment securities, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.



Minneapolis, Minnesota
August 7, 1995
(May 31, 1997 as to the effects of the
 stock split described in Note 1 and
 March 18, 1997 as to the effects of the merger described in Note 11)

CAPITAL DIMENSIONS, INC.

BALANCE SHEETS

---------------------------------------------------------------------------------------------------------------------------

                                                                                                 JUNE 30,              MARCH 31,
                                                                                         -------------------------
                                                                                           1995           1996           1997
                                                                                                                      (UNAUDITED)
ASSETS

INVESTMENTS IN SMALL BUSINESS
    CONCERNS AT FAIR VALUE (Note 2):
  Stocks (cost of $3,180,225,  $757,645, and $758,707 at June 30, 1995 and  1996,
    and March 31, 1997, respectively)                                                   $ 3,246,560    $ 2,373,003    $ 3,554,337
  Debt securities (cost of $9,543,245,  $14,033,704, and $15,703,156 at June 30,  1995
    and 1996, and March 31, 1997, respectively)                                           9,028,984     13,892,384     15,703,156
  Loans (cost of $1,395,032, $2,078,879, and $3,869,045 at June 30, 1995 and  1996,
    and March 31, 1997, respectively)                                                     1,255,837      1,527,646      3,332,545
  Other investments (cost of $1,081,762, $642,193, and $433,097 at June 30, 1995
    and 1996, and March 31, 1997, respectively)                                             996,762        469,857        433,097
                                                                                        -----------    -----------    -----------
         Total investments in small business concerns                                    14,528,143     18,262,890     23,023,135

Cash and cash equivalents                                                                 5,975,368      3,878,202      3,026,920
Restricted cash (Note 10)                                                                   300,000        410,000        410,000
Interest and dividends receivable                                                           194,164        333,400        116,488
Other receivables                                                                            15,000        118,950        163,856
Equipment, net of accumulated depreciation of $48,063, $45,592, and
  $58,126 at June 30, 1995 and 1996, and March 31, 1997, respectively                        30,568         64,828
Deferred tax assets (Note 4)                                                                               191,222
Other assets                                                                                 46,785        100,572        268,810
                                                                                        -----------    -----------    -----------
         Total assets                                                                   $21,090,028    $23,360,064    $27,009,209
                                                                                        -----------    -----------    -----------
                                                                                        -----------    -----------    -----------

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
  Accounts payable                                                                      $    33,085    $    54,398    $   123,977
  Income taxes payable                                                                      532,474        341,522        150,009
  Small Business Administration Financing (Note 3)                                        2,631,737      4,167,505      9,286,160
  Deferred tax liability                                                                                                  386,778
                                                                                        -----------    -----------    -----------
                                                                                          3,197,296      4,563,425      9,946,924

  Nonvoting 4% redeemable cumulative preferred stock, par value $500, authorized 28,000 shares; issued and outstanding, 6,000, 6,000, and 0
    shares at June 30, 1995 and 1996, and March 31, 1997, respectively (Note 3)           3,270,000      3,010,000
                                                                                        -----------    -----------    -----------
         Total liabilities                                                                6,467,296      7,573,425      9,946,924

COMMITMENTS AND CONTINGENCIES (Notes 5 and 7)

STOCKHOLDERS' EQUITY (Notes 5, 8 and 11):
  Liquidating interest under repurchase agreement                                         4,362,150      3,443,802      2,755,041
  Preferred Stock, Authorized 1,000,000 shares, none
    issued or outstanding
  Common stock, no par value.  Authorized 9,000,000 shares; issued and outstanding, 1,827,762, 1,572,600, and 1,680,438 shares at June 30, 1995
    and 1996, and March 31, 1997, respectively (Note 1)                                   1,869,641      1,414,071      1,433,401
  Additional paid-in capital                                                              3,461,063      5,320,141      6,021,902
  Retained earnings                                                                       4,929,878      5,608,625      6,851,941
                                                                                        -----------    -----------    -----------
         Total stockholders' equity                                                      14,622,732     15,786,639     17,062,285
                                                                                        -----------    -----------    -----------
         Total liabilities and stockholders' equity                                     $21,090,028    $23,360,064    $27,009,209
                                                                                        -----------    -----------    -----------
                                                                                        -----------    -----------    -----------

See notes to financial statements.

CAPITAL DIMENSIONS, INC.

STATEMENTS OF OPERATIONS

---------------------------------------------------------------------------------------------------------------------------

                                                                                                        NINE MONTHS ENDED
                                                                YEAR ENDED JUNE 30,                         MARCH 31,
                                                      -----------------------------------------    -----------------------
                                                         1994          1995            1996           1996           1997
                                                                                                           (UNAUDITED)
INCOME:
  Interest on investments in small business concerns $ 1,059,225    $ 1,225,290     $1,306,484     $  941,358     $1,736,904
  Interest on short-term investments                      50,016         79,071        266,126        209,639        125,512
  Management and consulting fees                          24,579
                                                      ----------     ----------     ----------      ---------      ---------
                                                       1,133,820      1,304,361      1,572,610      1,150,997      1,862,416

EXPENSES:
  Interest                                               278,140        242,734        250,618        166,015        345,408
  General and administrative                             525,758        523,825        630,159        463,584        666,733
  Other                                                  114,127         48,061         51,289         43,039         71,351
                                                       ---------     ----------     ----------      ---------      ---------
                                                         918,025        814,620        932,066        672,638      1,083,492
                                                       ---------     ----------     ----------      ---------      ---------

INCOME BEFORE GAINS (LOSSES) ON
  INVESTMENTS IN SMALL BUSINESS
  CONCERNS                                               215,795        489,741        640,544        478,359        778,924

GAINS (LOSSES) ON INVESTMENTS IN
    SMALL BUSINESS CONCERNS:
  Realized                                             1,277,412      3,663,410        507,937        461,816        (95,132)
  Unrealized                                          (2,288,233)    (1,152,528)     1,422,592        336,302      1,508,661
                                                      ----------     ----------     ----------      ---------      ---------
                                                      (1,010,821)     2,510,882      1,930,529        798,118      1,413,529
                                                      ----------     ----------     ----------      ---------      ---------

(LOSS) INCOME BEFORE INCOME TAXES                       (795,026)     3,000,623      2,571,073      1,276,477      2,192,453

INCOME TAX EXPENSE                                                      532,474        372,326        220,026        893,000
                                                      ----------     ----------     ----------      ---------      ---------

NET (LOSS) INCOME                                       (795,026)     2,468,149      2,198,747      1,056,451      1,299,453

DIVIDENDS ON PREFERRED STOCK                             120,000        120,000        120,000         90,000         56,137
                                                      ----------     ----------     ----------      ---------      ---------

NET (LOSS) INCOME ATTRIBUTABLE TO
  COMMON SHARES                                       $ (915,026)   $2,348,149$      2,078,747      $ 966,451     $1,243,316
                                                      ----------     ----------     ----------      ---------      ---------
                                                      ----------     ----------     ----------      ---------      ---------

NET (LOSS) INCOME PER COMMON
  SHARE (Note 1)                                      $    (0.47)   $      1.19     $     1.09      $    0.49     $     0.71
                                                      ----------     ----------     ----------      ---------      ---------
                                                      ----------     ----------     ----------      ---------      ---------

WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING (Note 1)               1,824,162      1,983,852      1,912,227      1,964,301      1,761,681
                                                      ----------     ----------     ----------      ---------      ---------
                                                      ----------     ----------     ----------      ---------      ---------



See notes to financial statements.

CAPITAL DIMENSIONS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

----------------------------------------------------------------------------------------------------------------------------------

                                            LIQUIDATING
                                              INTEREST
                                               UNDER                                     ADDITIONAL                     TOTAL
                                            REPURCHASE            COMMON STOCK            PAID-IN        RETAINED    STOCKHOLDERS'
                                                           --------------------------
                                            AGREEMENT        SHARES         AMOUNT        CAPITAL        EARNINGS       EQUITY
BALANCE AT JUNE 30, 1993                    $6,198,846      1,822,962     $1,868,841     $1,324,367     $3,796,755    $13,188,809

  Options exercised                                             2,400            400                                          400
  Dividends on nonvoting 4% redeemable
    preferred stock                                                                                       (120,000)      (120,000)
  Amortization of liquidating interest        (918,348)                                     918,348
  Net loss for the year ended
    June 30, 1994                                                                                         (795,026)      (795,026)
                                            ----------     ----------     ----------    -----------    -----------    -----------

BALANCE AT JUNE 30, 1994                     5,280,498      1,825,362      1,869,241      2,242,715      2,881,729     12,274,183

  Options exercised                                             2,400            400                                          400
  Dividends on nonvoting 4% redeemable
    preferred stock                                                                                       (120,000)      (120,000)
  Transfer                                                                                  300,000       (300,000)
  Amortization of liquidating interest        (918,348)                                     918,348
  Net income for the year ended
    June 30, 1995                                                                                        2,468,149      2,468,149
                                            ----------     ----------     ----------    -----------    -----------    -----------

BALANCE AT JUNE 30, 1995                     4,362,150      1,827,762      1,869,641      3,461,063      4,929,878     14,622,732

  Common stock repurchased                                   (275,562)      (459,270)      (459,270)                     (918,540)
  Options exercised                                            20,400          3,700                                        3,700
  Dividends on nonvoting 4%
    redeemable preferred stock                                                                            (120,000)      (120,000)
  Transfer                                                                                1,400,000     (1,400,000)
  Amortization of liquidating interest        (918,348)                                     918,348
  Net income for the year ended
    June 30, 1996                                                                                        2,198,747      2,198,747
                                            ----------     ----------     ----------    -----------    -----------    -----------

BALANCE AT JUNE 30, 1996                     3,443,802      1,572,600      1,414,071      5,320,141      5,608,625     15,786,639

  Options exercised (Unaudited)                               107,838         19,330                                       19,330
  Dividends on nonvoting 4%
    redeemable preferred stock (Unaudited)                                                                 (56,137)       (56,137)
  Stock compensation (Unaudited)                                                             13,000                        13,000
  Amortization of liquidating interest
    (unaudited)                               (688,761)                                     688,761
  Net income for the nine months ended
    March 31, 1997 (Unaudited)                                                                           1,299,453      1,299,453
                                            ----------     ----------     ----------    -----------    -----------    -----------

BALANCE AT MARCH 31, 1997
  (Unaudited)                               $2,755,041      1,680,438     $1,433,401     $6,021,902     $6,851,941    $17,062,285
                                            ----------     ----------     ----------    -----------    -----------    -----------
                                            ----------     ----------     ----------    -----------    -----------    -----------


See notes to financial statements.

CAPITAL DIMENSIONS, INC.

STATEMENTS OF CASH FLOWS

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            NINE MONTHS ENDED
                                                                     YEAR ENDED JUNE 30,                        MARCH 31,
                                                           -----------------------------------------    ----------------------
                                                              1994            1995         1996            1996          1997
                                                                                                               (UNAUDITED)
CASH (USED IN) PROVIDED BY OPERATING
    ACTIVITIES:
  Net (loss) income                                       $  (795,026)   $ 2,468,149    $ 2,198,747    $ 1,056,451    $ 1,299,453
  Adjustments to reconcile net (loss) income to cash
    (used in) provided by operations:
  Provision for bad debts                                      44,373                        89,108
    Depreciation and amortization                              12,555         12,401         16,738         11,231         21,456
    Deferred taxes                                                                         (191,222)                      578,000
    Realized (gains) losses on investments                 (1,277,412)    (3,663,410)      (507,937)      (461,816)        95,132
    Unrealized losses (gains) on investments                2,288,233      1,152,528     (1,422,592)      (336,302)    (1,508,661)
    Interest receivable added to loans/notes                 (308,944)      (437,729)      (484,005)      (306,413)    (1,208,796)
    Stock compensation                                                                                                     13,000
    Changes in operating assets and liabilities:
       Interest and dividends receivable                     (411,613)        46,240       (228,343)       (60,010)       216,912
       Other receivables                                          783        (15,000)        13,550         15,000          7,388
       Other assets                                             1,479        (10,612)        (3,037)       (33,296)        22,215
       Accounts payable                                        18,158        (16,317)        21,313         49,435         69,579
       Income taxes payable                                                  532,474       (190,952)      (532,472)      (191,513)
                                                           ----------     ----------     ----------     ----------     ----------
       Total cash (used in) provided by
           operating activities                              (427,414)        68,724       (688,632)      (598,192)      (585,835)

CASH PROVIDED BY (USED IN) INVESTING
    ACTIVITIES:
  Proceeds from sales of investment                         2,275,998      3,759,667      3,896,366      3,870,108        119,601
  Investments in small business concerns                   (1,280,793)      (933,969)    (6,539,397)    (5,121,158)    (3,024,562)
  Collections on debt securities and loans                    259,765      2,157,874      1,205,318        946,490        767,041
  Investment of restricted cash                                                            (110,000)
  Proceeds from sale of equipment                                                            10,109         10,109
  Purchases of equipment                                       (8,275)        (5,899)       (59,358)       (59,358)
                                                           ----------     ----------     ----------     ----------     ----------
         Total cash provided by (used in) investing
             activities                                     1,246,695      4,977,673     (1,596,962)      (353,809)    (2,137,920)

CASH (USED IN) PROVIDED BY FINANCING
    ACTIVITIES:
  Proceeds from SBA note payable                                                          1,947,500      1,947,500      5,300,625
  Payments on note payable to SBA                            (406,282)      (438,467)      (464,232)      (417,830)      (381,345)
  Issuance of common stock                                        400            400          3,700            400         19,330
  Redemption of stock                                                                      (918,540)      (816,000)
  Dividends paid on SBA 4% redeemable
    preferred stock                                                                        (380,000)      (310,000)       (56,137)
  Redemption of SBA 4% redeemable
    preferred stock                                                                                                    (3,010,000)
                                                           ----------     ----------     ----------     ----------     ----------
         Total cash (used in) provided by
             financing activities                            (405,882)      (438,067)       188,428        404,070      1,872,473
                                                           ----------     ----------     ----------     ----------     ----------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                            413,399      4,608,330     (2,097,166)      (547,931)      (851,282)

CASH AND CASH EQUIVALENTS AT BEGINNING
  OF PERIOD                                                   953,639      1,367,038      5,975,368      5,975,368      3,878,202
                                                           ----------     ----------     ----------     ----------     ----------

CASH AND CASH EQUIVALENTS AT END
  OF PERIOD                                               $ 1,367,038    $ 5,975,368    $ 3,878,202    $ 5,427,437    $ 3,026,920
                                                           ----------     ----------     ----------     ----------     ----------
                                                           ----------     ----------     ----------     ----------     ----------

CAPITAL DIMENSIONS, INC.

----------------------------------------------------------------------------------------------------------------------------------

                                                                                                            NINE MONTHS ENDED
                                                                     YEAR ENDED JUNE 30,                        MARCH 31,
                                                           -----------------------------------------    ----------------------
                                                              1994            1995         1996            1996          1997
                                                                                                               (UNAUDITED)
SUPPLEMENTAL DISCLOSURE OF NONCASH
    INVESTING ACTIVITIES:
  Debt securities converted to loans                         $456,782
  Interest receivable converted to debt or loans              308,944       $437,729       $484,005       $306,413     $1,208,796
  Note received on sale of investments                      1,600,000
  Dividends accrued on 4% preferred stock                     120,000        120,000         10,000         10,000
  Investment sold recorded as a receivable                                                  117,500
  Debt issuance cost, deducted from $2,000,000
    SBA note                                                                                 52,500         52,500        199,375
  Realized gain on the exchange of investments                               387,912
  Property converted to receivable                                                                                         52,294

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
    INFORMATION -
  Cash paid during the period for:
    Interest                                                  273,209        241,023        215,259        130,655        264,830
    Income taxes                                                                            754,500        410,978      1,084,513



See notes to financial statements.

CAPITAL DIMENSIONS, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1994, 1995, AND 1996 AND
NINE MONTHS ENDED MARCH 31, 1996 AND 1997 (UNAUDITED)
--------------------------------------------------------------------------------

1.  DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    Capital Dimensions, Inc. (the Company) is a Specialized Small Business Investment Company (SSBIC) licensed under the Small Business Investment Act of 1958. The Company provides equity capital, long-term loans, and management assistance to small business concerns which are at least 50% owned by persons who are socially or economically disadvantaged as defined under SBA guidelines.

    The following is a summary of significant accounting policies applied in the preparation of the financial statements.

    PRESENTATION OF FINANCIAL STATEMENTS - Prior to March 31, 1997, Capital Dimensions Venture Fund, Inc. (CDVFI) was a wholly owned subsidiary of Capital Dimensions, Inc. (CDI). Effective March 31, 1997, CDI and CDVFI were merged with CDVFI as the surviving entity. Under the plan of merger;
    (i) all of the previously outstanding shares of CDVFI were canceled, (ii) each one share of previously outstanding CDI common stock was converted into one share of the Company's common stock, and (iii) each one share of previously outstanding CDI Series A preferred stock was converted into one share of the Company's common stock. Subsequent to the merger, CDVFI changed its name to Capital Dimensions, Inc. Also, effective with the merger, all cumulated but unpaid and undeclared dividends related to the Series A preferred stock lapsed.

    The merger of CDI and CDVFI has been reflected in these financial statements as a reorganization of entities under common control. Accordingly, these financial statements have been restated to reflect the merger as if it had occurred at the beginning of the earliest period presented.

    RECAPITIZATION - Effective May 31, 1997, the Company's Board of Directors amended its Articles of Incorporation to effect a 3-for-1 stock split, issued in the form of a 200% stock dividend effective May 31, 1997 to stockholders of record on May 31, 1997; to increase the authorized number of common stock to 9,000,000; and to authorize the issuance of up to 1,000,000 shares of preferred stock, the terms of which may be fixed by the Company's Board of Directors without further shareholder approval. All share and per share amounts included in these financial statements and related notes have been restated to reflect this stock split.

    ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

    NEW ACCOUNTING STANDARDS - In October 1995, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. The Company has elected to continue following the guidance of Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, for measurement and recognition of stock-based transactions with employees. The Company will adopt the disclosure provisions, which are not expected to be material, of SFAS No. 123 in fiscal year 1997.

    In February 1997, the FASB issued SFAS No. 128, EARNINGS PER SHARE. SFAS No. 128 supersedes APB No. 15 and replaces the presentation of primary earnings per share with a presentation of basic earnings per share. The Company will adopt the provisions of SFAS No. 128 in fiscal year 1998. On a pro forma basis, had the Company adopted the provisions of SFAS No. 128, basic earnings per share of $(.50), $1.29, $1.20, $.54, and $.78 for the periods ended June 30, 1994, 1995, 1996, and March 31, 1996 and 1997,
    respectively, would have been presented in the statement of operations. In addition, diluted earnings per share amounts substantially equivalent to the earnings per share amounts currently presented in the statement of operations would have been shown.

    EARNINGS PER COMMON SHARE - Earnings per common share are computed on earnings reduced by dividend requirements on preferred stock and based upon the weighted average number of common shares and common equivalent shares, consisting of the dilutive effect of stock options outstanding during each period. Earnings per common share assuming full dilution are substantially the same.

    VALUATION OF INVESTMENTS - The Company records its investments at estimated fair value as determined by the Board of Directors. Realization of the carrying value of investments is subject to future developments relating to investee companies.

    Among the factors considered by the Board of Directors in determining the fair value of investments are the cost of the investment to the Company, developments since the acquisition of the investment, the financial condition and operating results of the investee, the long-term potential of the business of the investee, the value of the underlying collateral, and other factors generally pertinent to the valuation of investments. There is no public market for the majority of the investments. The Board, in making its evaluation, has relied on financial data of investees and, in many instances, on estimates by the management of the Company and of the investee companies as to the potential effect of future developments. Due to the nature of the Company's investments, the valuations could differ materially in the near term.

    CASH EQUIVALENTS - The Company considers all highly liquid debt instruments with a maturity at time of purchase of three months or less to be cash equivalents.

    EQUIPMENT - Equipment is stated at cost. Depreciation on equipment is calculated on the straight-line method over the estimated useful lives of the assets, generally five years.

    INTEREST INCOME - Interest earned on investments in small business concerns is recorded on the accrual basis. Loans and debt securities are reviewed regularly by management and placed on nonaccrual status when the collection of interest or principal is uncertain. Thereafter, no interest is recognized as income unless received in cash or until such time the borrower demonstrates the ability to pay interest and principal.

    LOAN ORIGINATION FEES - Loan origination fees, net of direct costs, are deferred and amortized to interest income, using the effective interest method, over the term of the original promissory notes.

    REALIZED GAINS (LOSSES) ON INVESTMENTS - Cost of investments sold is reported on the basis of identified cost. Amounts reported as realized gains (losses) are measured by the difference between the proceeds of sale, if any, and the cost basis of the investment.

    Investments are also recorded as realized losses when, in the opinion of the Board of Directors, there is little likelihood of recovery of the investment cost. The determination is based on past performance, business plans, and representations by management of the investee company.

    INDUSTRY CONCENTRATION - The Company's portfolio is concentrated in the radio broadcast industry, where the Company currently holds investments in eight businesses that operate in California, the District of Columbia, Georgia, Louisiana, Minnesota, and North Carolina. These investments comprise 70.1% of the estimated fair market value of the Company's portfolio at March 31, 1997. The radio stations operated by these businesses include both large and small listener markets, both AM and FM stations, and a variety of programming formats. The Company has also invested in the rural telephone industry and the airport food and beverage service industry which comprise 14.9% and 8.8%, respectively, of the Company's investment portfolio as of March 31, 1997.

    INTERIM FINANCIAL STATEMENTS - The information set forth in the financial statements as of March 31, 1997 and for the nine months ended March 31, 1996 and 1997 is unaudited. The information reflects all adjustments, consisting only of normal recurring entries, that in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods indicated. Results of operations for an interim period are not necessarily indicative of the results of operations for the full fiscal year.

    RECLASSIFICATIONS - Certain prior-year amounts have been reclassified to conform to the 1996 presentation. Such reclassifications had no impact on net income and stockholders' equity as previously reported.

2.  INVESTMENTS IN SMALL BUSINESS CONCERNS

    Investments were valued at estimated fair value determined by the Board of Directors at $14,528,143 at June 30, 1995, of which $2,513,926 was valued based on public quotations, and $18,262,890 and $23,023,135 at June 30, 1996 and March 31, 1997, respectively, none of which was valued based on public quotations.

    The Company acquired the investments by direct purchases from the investees and the Board of Directors valued the securities on the premise that in most instances they may not be publicly re-sold without registration under the Securities Act of 1933. The prices of securities purchased were determined by direct negotiations between the Company and the investees.

    Net unrealized appreciation (depreciation) is as follows:

                                                 June 30,            March 31,
                                       ---------------------------
                                          1995           1996          1997

    Total unrealized appreciation     $   875,447    $ 2,040,067    $3,220,339
    Total unrealized depreciation      (1,547,568)    (1,289,598)    (961,209)
                                      -----------    -----------    ---------
    Net unrealized (depreciation)
     appreciation                     $  (672,121)   $   750,469   $2,259,130
                                      -----------    -----------    ---------
                                      -----------    -----------    ---------

    Loans and debt securities with recorded fair values of $2,300,278, $3,496,747, and $3,489,254 were in nonaccrual of interest status at June 30, 1995 and 1996 and March 31, 1997, respectively.

3.  SMALL BUSINESS ADMINISTRATION FINANCING

    NOTES AND DEBENTURES PAYABLE - Notes payable to the Small Business Administration (SBA) and debentures payable, guaranteed by the SBA, consist of the following:

                                                 June 30,            March 31,
                                       ---------------------------
                                          1995           1996          1997

    8.375% note payable, due in
     quarterly principal and interest
     installments of $169,872 through
     April 1, 2000                     $2,631,737     $2,167,505   $1,786,160
    7.08% debenture payable, interest
     only due semiannually, principal
     due March 1, 2006                                 2,000,000    2,000,000
    7.08% debenture payable, interest
     only due semiannually, principal
     due December 1, 2006                                           5,500,000
                                      -----------    -----------    ---------
                                       $2,631,737     $4,167,505   $9,286,160
                                      -----------    -----------    ---------
                                      -----------    -----------    ---------

    The note payable to the SBA is collateralized by substantially all the Company's assets. The note and debentures are subject to the terms and conditions of agreements with the SBA which, among other things, restrict stock redemptions, disposition of assets, new indebtedness, dividends or distributions, and changes in management, ownership, investment policy, or operations. Annual maturities of the notes at June 30, 1996 are as follows:

    Years ending June 30:
      1997                                                           $381,345
      1998                                                            546,775
      1999                                                            594,025
      2000                                                            645,360
      2006                                                          2,000,000
                                                                   ----------
                                                                   $4,167,505
                                                                   ----------
                                                                   ----------

    4% REDEEMABLE CUMULATIVE PREFERRED STOCK - The Company has 28,000 shares authorized of 4% nonvoting redeemable cumulative preferred stock with a par value and liquidation value of $500 per share. At June 30, 1995 and 1996, 6,000 shares of the preferred stock had been issued. The stock was redeemed according to its terms during the nine months ended March 31, 1997. Dividends accrued at June 30, 1995 and 1996 were $270,000 and $10,000, respectively.

4.  INCOME TAXES

    The provision for income taxes consists of the following components:
                                                                Nine Months
                                                                 Ended
                                  Year Ended June 30,           March 31,
                           -----------------------------   ------------------
                            1994       1995      1996        1996     1997

    Current:
       Federal                       $268,012  $427,240    $166,126 $1,110,658
       State                          264,462   136,308      53,900    360,342
                                     --------  --------    -------- ----------
                                      532,474   563,548     220,026  1,471,000
    Deferred              $ 143,000   324,407   257,471     290,000  (578,000)
    Decrease in
       valuation allowance  (143,000) (324,407) (448,693)  (290,000)
                          ---------  --------  --------    -------- ----------
                               $-    $532,474  $372,326    $220,026   $893,000
                          ---------  --------  --------    -------- ----------
                          ---------  --------  --------    -------- ----------

    A reconciliation between the U.S. federal statutory tax rate and the effective tax rate is as follows:

                                                                Nine Months
                                                                 Ended
                                  Year Ended June 30,           March 31,
                           -----------------------------   ------------------
                            1994       1995      1996        1996      1997

    Statutory tax rate       (34.0%)    35.0%     35.0%       35.0%      35.0%
    State taxes, net of
     federal effect           (6.0)      6.0       6.0        6.0         5.7
    Change in valuation
     allowance                40.0     (23.3)    (26.5)      (23.8)
                            -------    ------    ------      ------     ------
    Effective tax rate          - %     17.7%     14.5%       17.2%      40.7%
                            -------    ------    ------      ------     ------
                            -------    ------    ------      ------     ------

    The significant components of deferred tax assets (liabilities) are as follows:

                                                    June 30,
                                                 --------------      March 31,
                                                 1995      1996        1997

    Unrealized loss (gain) on
     investments in small
     business concerns                      $ 448,693    $191,222   $(386,778)
    Valuation allowance                      (448,693)
                                             ---------   --------   ----------
    Net deferred tax asset (liability)      $      -     $191,222   $(386,778)
                                             ---------   --------   ----------
                                             ---------   --------   ----------

5.  STOCKHOLDERS' EQUITY

    The Company is subject to a Repurchase Agreement dated March 31, 1993 with the SBA (the Repurchase Agreement) under which the Company redeemed at a substantial discount all of the Company's then outstanding 3% preferred stock, having a par value of $10,000,000, which had been issued to the SBA under a funding program that was subsequently discontinued. The redemption price was paid by the Company issuing to the SBA a seven-year amortizing note for $3,571,578. As a condition to the redemption of the 3% preferred stock, the Company granted the SBA a liquidating interest in a newly created restricted capital surplus account equal to the amount of the repurchase discount of $6,428,422. This liquidating interest is being amortized over an 84-month period on a straight-line basis, and as of June 30, 1995 and 1996 and March 31, 1997 had been reduced to $4,362,150, $3,443,802, and $2,755,041, respectively. Should the Company default under the Repurchase Agreement at any time, the liquidating interest will become fixed at the level immediately preceding the event of default and will not decline further until the default is cured or waived. The liquidating interest will expire on the later of (i) 60 months from the date of the Repurchase Agreement (i.e. March 31, 1998); (ii) the date the repurchase note is paid in full; or (iii) if an event of default has occurred and the default has been cured or waived, the later date on which the liquidating interest is fully amortized.

    Should the Company voluntarily or involuntarily liquidate prior to the expiration of the liquidating interest, any assets which are available, after the payment of all debts of the Company, shall be distributed first to the SBA until the amount of the then remaining liquidating interest has been distributed to the SBA. That payment, if any, would be prior in right to any payments of the Company's stockholders. As the liquidating interest declines, the restricted capital account is reduced and additional paid-in capital is increased.

    The Company transferred $300,000 and $1,400,000 of retained earnings to paid-in capital in 1995 and 1996, respectively, to increase its "private capital" for SBA regulatory purposes. "Private capital" for SBA regulatory purposes was $10,971,311, $12,064,163, $12,008,026 at June 30, 1995, 1996,
    and March 31, 1997, respectively.

6.  RETIREMENT PLANS

    Effective December 1, 1988, the Company adopted a retirement plan covering substantially all of its employees. Contributions to the plan are discretionary and are determined by the Board of Directors. The Company's contributions to this plan for the years ended June 30, 1994, 1995 and 1996 and for the nine months ended March 31, 1996 and 1997 were $25,150, $49,637, $40,320, $23,760, and $29,813, respectively.

    During 1996, the Company adopted an additional retirement plan covering substantially all of its employees. Contributions to the plan are mandatory at 10% of compensation. The Company's contribution to this plan for the year ended June 30, 1996 was $36,880 and for the nine months ended March 31, 1996 and 1997 was $21,240 and $27,375, respectively.

    On April 1, 1997, in conjunction with the asset management agreement discussed in Note 11, these retirement plans were assumed by the management company.

7.  COMMITMENTS AND CONTINGENCIES

    The Company leases office facilities in Minnesota under a noncancelable operating lease which expires on June 30, 1998. Under this operating lease, future minimum lease payments of $31,740, $31,740 and $63,480 are payable in the years ending June 30, 1997 and 1998 and in aggregate, respectively.

    Total rent expense was $32,872, $32,872, $33,914, $26,606, and $26,281 for
    each of the years ended June 30, 1994, 1995, and 1996 and the nine months ended March 31, 1996 and 1997, respectively.

    The Company is involved in various lawsuits and claims arising out of the normal course of business. In the opinion of the Company's management, the resolution of these matters will not have a material adverse effect on the financial position or operations of the Company.

8.  STOCK OPTION PLAN

    The Company adopted a Stock Option Plan on February 15, 1990. The Company has reserved 480,000 shares of common stock for options which may be granted under the stock option plan. Under the Plan, option exercise prices are 100% of the market value, as determined by the Board of Directors, of the common stock at the time of the grant. Options become exercisable over a five-year period from the date of grant and expire five years from the date of the grant.

    A summary of options granted under this plan is as follows:

                                                                    OPTION PRICE
                                                                    ------------
                                               Number of    Per
                                                Shares     Share        Total

    Outstanding at June 30, 1993               157,038  $.17 - 2.75    $27,830

       Granted                                 120,000         2.75    330,000
       Exercised                                (2,400)         .17       (400)
                                              ---------               ---------

    Outstanding at June 30, 1994               274,638   .17 - 2.75    357,430

       Granted                                  45,000         1.83     82,500
       Exercised                                (2,400)         .17       (400)
                                              ---------               ---------

    Outstanding at June 30, 1995               317,238   .17 - 2.75    439,530

       Exercised                               (20,400)   .17 - .18     (3,700)
                                              ---------               ---------

    Outstanding at June 30, 1996               296,838   .17 - 2.75    435,830

       Granted                                  54,000         4.00    216,000
       Exercised                              (107,838)   .17 - .18    (19,330)
                                              ---------               ---------

    Outstanding at March 31, 1997              243,000   .17 - 4.00   $632,500
                                             ---------               ---------
                                             ---------               ---------

    At June 30, 1995 and 1996 and March 31, 1997, options for the purchase of 301,038, 262,638, and 216,000 shares, respectively, were exercisable. Outstanding options expire November 2001 (179,838 shares), January 2004 (72,000 shares), and July 2004 (45,000 shares). The 27,000 shares which are not exercisable as of March 31, 1997 vest at 3,000 shares each year until July 1999.

9.  CREDIT RISK

    The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company does not believe it is exposed to any significant risk on cash. In addition, the Company's idle funds are invested in repurchase agreements which are backed by U.S. government securities.

10. LETTERS OF CREDIT

    The Company is the guarantor of two letters of credit aggregating $410,000 issued by a bank, on the behalf of two of the Company's portfolio companies. Under the letters of credit the third-party beneficiaries may draw on the letters of credit upon the occurrence of specified events. Amounts drawn upon, if any, under these letters of credit will be added to the loan amounts due from the portfolio companies to secure these letters of credit. The Company has contractually restricted $410,000 of its cash.

11. SUBSEQUENT EVENTS

    As discussed in Note 1, effective March 31, 1997, CDI and CDVFI were merged to form the Company. In connection with that merger, a separate company (the Management Company), owned by the officers of the Company, was formed to manage the Company's assets. The Company has entered into a one-year agreement with the Management Company whereby the

    Management Company will manage the Company's portfolio in exchange for a monthly fee equal to .25% of the average balance of assets under management during the month. In addition, the Company transferred certain assets to the Management Company in exchange for a promissory note in the amount of $143,856, representing the book value of the assets on the date of transfer. The promissory note will be retired in accordance with the useful life of these assets over a maximum of four years.

    In connection with the merger, the Company adopted the Capital Dimensions Venture Fund, Inc. 1997 Stock Plan (the Plan), all stock options outstanding at the time of the merger were exchanged for identical shares under the new plan, and all previous stock option plans were terminated. The Company has reserved 450,000 shares of common stock for options which may be granted under the Plan. Under the Plan, option exercise prices are 100% of market value of the common stock at the time of the grant. Options become exercisable as determined by a committee of not less than two nonemployee directors and expire no more than ten years from the date of the grant.

12. POTENTIAL DIVIDEND

    The Company intends to qualify for tax treatment under Subchapter M of the Internal Revenue Code. Eligibility for Subchapter M treatment requires that the Company pay out, as a dividend, an amount at least equal to its cumulative earnings and profits from all prior periods. The Company's Board of Directors expects to declare a dividend, to stockholders of record on June 30, 1997, in an amount sufficient to meet this requirement. The declaration of this dividend will be made contingent upon the Company obtaining net proceeds of at least $15 million from the sale of newly issued shares of common stock.